Exhibit 99.1

CANOPY GROWTH CORPORATION

ANNUAL INFORMATION FORM

FOR THE PERIOD ENDED MARCH 31, 2018

DATED: JUNE 27, 2018

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	1
FORWARD LOOKING INFORMATION	1
GLOSSARY OF CERTAIN TERMS	2
CORPORATE STRUCTURE	3
THREE YEAR HISTORY OF THE BUSINESS	5
GENERAL DEVELOPMENT OF THE BUSINESS	8
Summary Description of the Business	8
Licensed Producers	9
Additional Initiatives	15
REGULATORY OVERVIEW	18
Summary of the ACMPR	18
Summary of the Cannabis Act and the Proposed Regulations	19
Activities Outside Canada	21
Sales and Distribution Strategy	24
Business Strategy	26
Protection of Intellectual Property	27
Competitive Environment	27
Risk Factors	28
DIVIDENDS	43
CAPITAL STRUCTURE	43
MARKET FOR SECURITIES	44
Stock Options	44
Warrants	45
ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	45
DIRECTORS AND EXECUTIVE OFFICERS	45
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	50
INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS	51
TRANSFER AGENT AND REGISTRAR	52
MATERIAL CONTRACTS	52
AUDIT COMMITTEE INFORMATION	53
INTERESTS OF EXPERTS	54
ADDITIONAL INFORMATION	54
SCHEDULE “A”	55

ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Corporation”, “we”, “us” and “our” refer to Canopy Growth Corporation and its subsidiaries and affiliates; “Canopy Growth” refers to Canopy Growth Corporation on a stand-alone basis; “Tweed” refers to Canopy Growth’s wholly-owned subsidiary Tweed Inc.; “Tweed Farms” refers to Canopy Growth’s wholly-owned subsidiary Tweed Farms Inc.; “Bedrocan” refers to Canopy Growth’s  wholly-owned subsidiary Bedrocan Canada Inc., “Spectrum” refers to Canopy Growth’s wholly-owned subsidiary Spectrum Cannabis Canada Ltd.;  “Tweed Grasslands” refers to Canopy Growth’s wholly-owned subsidiary Tweed Grasslands Cannabis Inc.; and “Vert” refers to Canopy Growth’s wholly-owned subsidiary Vert Cannabis Inc.

All financial information in this Annual Information Form is reported in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board.  The information contained herein is dated as of March 31, 2018, unless otherwise stated.

FORWARD LOOKING INFORMATION

Certain statements in this Annual Information Form contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities legislation respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plan”, “expect”, “is expected”, “intend”, “believe”, “anticipate”, “estimate”, or variations of such words and phrases (including negative and grammatical variations) or state that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur, or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Corporation to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	our expectations in connection with the production and expansion plans at our facilities and the capacity thereof;
•	our expectations regarding the timing of construction, development and production of our expansion projects for both existing facility expansion and new facilities;
•	advancement of our international projects and targeting other opportunities as the laws and regulations governing cannabis evolve internationally;
•	the performance of our business and operations;
•	our ability to obtain additional licenses or renewal of existing licenses;
•	the legalization of cannabis for recreational use in Canada and our ability to participate in such market when it is legalized;
•	the legalization of cannabis for recreational and/or medical use in jurisdictions outside of Canada and our ability to participate in any such markets, if and when such use is legalized;
•

the effect of government regulations (or changes thereto) with respect to the restrictions on production, sale, consumption, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use and receipt of necessary permits;

•	future liquidity and financial capacity;
•	our expectations regarding revenues and expenses;
•	expectations regarding our ability to raise capital;
•	the competitive landscape in which we operate;
•	our investments in community relations, cannabis health and safety, educational programming in the locations where we operate and the further development of our social responsibility programs;
•	our future product offerings;
•	the payment of any future dividends;
•	the outcome of any current or pending litigation against us; and
•	treatment under government regulatory and taxation regimes.

With respect to the forward-looking statements contained in this Annual Information Form, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the yield from the growing operations of the Corporation’s Licensed Producers; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to, the factors included under “Risk Factors”, such as: continued listing requirements of the TSX and NYSE and increased price volatility; changes in laws, regulations and guidelines; risks inherent in strategic alliances; difficulty of forecasting the medical marijuana and recreational marijuana industries; exchange restrictions on business; risks relating to the ACMPR; risks relating to our expansion into foreign jurisdictions; political and other risks in emerging markets; risks of corruption and fraud in emerging markets; inflation risks in emerging markets; foreign ownership or control restrictions; risks relating to international advisors and consultants; increased operational, regulatory and other risks; our limited operating history; reliance on licenses; reliance on certain facilities; reliance on management; reliance on key inputs; dependence on suppliers and skilled labor; risks inherent in an agricultural business; vulnerability to rising energy costs; transportation risks; operating risk and insurance coverage; environmental and employee health and safety regulations; product liability risks; risks of product recalls; unfavorable publicity or consumer perception; risks relating to client acquisitions; growth-related risks; our history of net losses, and risks relating in incurring significant net losses in the future and not being able to achieve or maintain profitability; risks relating to additional financing; risks relating to conflicts of interest; risks relating to competition from other companies; and reputational risk to third parties, as well as those risk factors discussed herein or in documents incorporated by reference. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

GLOSSARY OF CERTAIN TERMS

The following technical terms are used in this document:

“Acquired Companies” means Bedrocan, MCA, MedCann GmbH, Spectrum, Spot Therapeutics Inc., Tweed Farms, Tweed Grasslands, and Vert;

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);

“bought deal” means a securities offering where an investment bank commits to buy the entire offering from the issuing company;

“cannabis” has the meaning given to such term in the ACMPR;

“cannabis oil” has the meaning given to such term in the ACMPR;

“CBD” means cannabidiol;

“CDSA” means the Controlled Drugs and Substances Act (Canada);

“Common Shares” means the Common Shares of Canopy Growth;

“Dealers Licence” means the license issued to Tweed pursuant to the CDSA to conduct research and possess cannabis and cannabis derivatives in forms that are not currently covered by the ACMPR;

“dried marijuana” has the meaning given to such term in the ACMPR;

“industrial hemp” has the meaning given to such term in the Industrial Hemp Regulations (Canada);

“licence” means the licenses issued to each of the Corporation’s Licensed Producers, as provided in the table of Licensed Producers under the Business of Canopy Growth;

“Licensed Producer” has the meaning given to such term in the ACMPR;

“marijuana” has the meaning given to the term “marihuana” in the ACMPR;

“Minister” means the Federal Minister of Health;

“MMPR” means the Marihuana for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);

“NCR” means the Narcotic Control Regulations (Canada);

“private placement” means the sale of securities to a small number of investors as a way of raising capital;

“THC” means delta-9-tetrahydrocannabinol;

CORPORATE STRUCTURE

Canopy Growth, formerly Tweed Marijuana Inc., is Canada’s first publicly traded medical marijuana company and the first geographically diversified medical marijuana producer with its licences under the ACMPR. Canopy Growth operates eleven production facilities in Canada and currently distributes marijuana across the country to Canadian patients managing a host of medical conditions.

Canopy Growth was incorporated pursuant to the provisions of the Canada Business Corporations Act on August 5, 2009 under the name “LW Capital Pool Inc.” We changed our name to Tweed Marijuana Inc. on March 26, 2014 and later to Canopy Growth Corporation on September 17, 2015. Prior to completing our qualifying transaction on April 3, 2014, Canopy Growth was a “capital pool company” under Policy 2.4 of the TSX Venture Exchange Corporate Finance Manual. As a capital pool company, Canopy Growth had no assets other than cash and did not carry on any operations. On September 17, 2015, the Corporation changed its name from Tweed Marijuana Inc. to Canopy Growth Corporation and made a corresponding change to its trading symbol on the TSX Venture Exchange (“TSXV”) from “TWD” to “CGC”. On July 26, 2016, the Corporation graduated to the TSX. On February 1, 2017, the Corporation’s trading symbol was changed to “WEED” and on March 10, 2017, the Corporation was the first cannabis company to be added to the S&P/TSX Composite Index. On May 24, 2018, the Corporation was the first Canadian cannabis producer to be listed on the New York Stock Exchange (“NYSE”) with the trading symbol “CGC.”

Our head office is located at 1 Hershey Drive, Smiths Falls, ON, K7A 0A8 and our registered office is located at 515 Legget Drive, Suite 800, Ottawa, ON, K2K 3G4. Our telephone number is 1-855-558-9333 and our corporate website is www.canopygrowth.com. The information contained on our website is not incorporated by reference into this Annual Information Form.

As of March 31, 2018, there were 1,033 full-time employees in the Corporation as compared to 546 full-time employees at March 31, 2017.

We conduct our business through our various subsidiaries. The following chart illustrates, as at the date of this Annual Information Form, our material subsidiaries, including their respective jurisdiction of incorporation and percentage of voting securities of each that are held by Canopy Growth either directly or indirectly:

Controlled or Jointly Controlled Subsidiaries

Company Name	Ownership Interest by Canopy	Classification (Subsidiary, associate, other)	Jurisdiction of Incorporation
Canadian operations
Tweed Inc.	100%	Subsidiary	Canada
Tweed Farms Inc.	100%	Subsidiary	Canada
Bedrocan Canada Inc.	100%	Subsidiary	Ontario
Bedrocan Canada (106) Inc.	100%	Subsidiary	Ontario
Spectrum Health Corp.	100%	Subsidiary	Ontario
2344823 Ontario Inc. d/b/a Bodystream	100%	Subsidiary	Ontario
Apollo Applied Research Inc.	100%	Subsidiary	Canada
Apollo CRO Inc.	100%	Subsidiary	Canada
Mettrum Hempworks Inc.	100%	Subsidiary	Ontario
Spectrum Cannabis Canada Ltd. (Formerly Mettrum Ltd.)	100%	Subsidiary	Ontario
Tweed Grasslands Cannabis Inc.	100%	Subsidiary	Saskatchewan
Groupe H.E.M.P.CA/H.E.M.P.CA	75%	Subsidiary	Quebec
Vert Cannabis Inc.	100%	Subsidiary	Canada

Spot Therapeutics Inc.	100%	Subsidiary	New Brunswick
Canopy Rivers Corporation	89.1% Voting 31.5% Economic	Subsidiary	Canada
Canopy Hemp Corporation	100%	Subsidiary	Canada
Les Serres Vert Cannabis	66.70%	Subsidiary	Quebec
BC Tweed Joint Venture Inc.	66.70%	Joint Operation	Canada
10007705 Manitoba Ltd.	50%	Subsidiary	Manitoba
10252832 Canada Inc.	100%	Subsidiary	Canada
80694 Newfoundland and Labrador Inc.	100%	Subsidiary	Newfoundland
10663824 Canada Inc.	100%	Subsidiary	Canada
9388036 Canada Inc.	100%	Subsidiary	Canada
2532461 Ontario Inc.	100%	Subsidiary	Ontario
International operations
Spektrum Cannabis GmbH	100%	Subsidiary	Germany
Spectrum Chile SpA	85%	Subsidiary	Chile
Spectrum Cannabis Australia PTY Ltd.	100%	Subsidiary	Australia
Spectrum Cannabis Italia srl	100%	Subsidiary	Italy
Spectrum Cannabis Netherlands BV	100%	Subsidiary	Netherlands
Grow House JA Limited	49%	Subsidiary	Jamaica
Spectrum Cannabis Denmark Aps	62%	Subsidiary	Denmark
Spectrum Polska Sp. Z 0.0.	100%	Subsidiary	Poland
7218737 Delaware Inc.	100%	Subsidiary	Delaware, USA
Spectrum Southern Africa (Pty) Ltd.	100%	Subsidiary	South Africa
Daddy Cann (Lesotho) (Pty) Ltd.	100%	Subsidiary	Lesotho, South Africa
Annabis Medical s.r.o.	100%	Subsidiary	Czech Republic
Canopy LATAM Corporation	100%	Subsidiary	Canada

THREE YEAR HISTORY OF THE BUSINESS

Fiscal 2016 (April 1, 2015 to March 31, 2016)

During Fiscal 2016, the Corporation completed two acquisitions (Bedrocan and MedCannAccess) and issued a total of 7,012,700 Common Shares for aggregate gross proceeds of approximately $14 million pursuant to an offering on a bought deal basis.

In addition,

•	Tweed received authorization from Health Canada to begin the production of cannabis extracts
•	Tweed and DNA Genetics announced a partnership to enable Tweed to begin its own breeding program

•	Tweed entered into a license agreement with LBC Holdings, Inc. (“LBC”), a Corporation related to the artist known as Snoop Dogg
•	Health Canada granted Tweed its licence to sell cannabis oil products

Fiscal 2017 (April 1, 2016 to March 31, 2017)

During Fiscal 2017, the Corporation completed three acquisitions (MedCann GmbH, Spectrum and Vert) and issued a total of 20,117,500 Common Shares for aggregate gross proceeds of approximately $106,026,400 million pursuant to an offering on a bought deal basis.

In addition,

•	Health Canada granted Bedrocan its licence to sell cannabis oil products
•	Bedrocan Canada, Bedrocan International BV (“Bedrocan International”) and local Brazilian partners entered into a partnership to create a new company called Bedrocan Brasil
•	Tweed received necessary approvals in Canada and Germany to begin export of medical cannabis for sale to German pharmacies
•	Canopy Growth closed a $5.5 million financing with a commercial lending institution
•	Tweed and Snoop Dogg announced that Leafs By Snoop would be available in Canada, exclusively to customers registered with Tweed
•	Canopy Growth acquired ownership of Vert Médical
•	Canopy Growth entered into a Memorandum of Understanding with the Goldman Group to expand Canopy Growth’s cannabis production capacity and geographic footprint
•	Canopy Growth announced the formation of the cannabis research incubator, Canopy Health Innovations Inc. (“Canopy Health”)
•	Tweed received its Dealers Licence pursuant to the provisions of the CDSA
•	Canopy Growth acquired the property at 1 Hershey Drive in Smiths Falls, Ontario that currently houses Canopy Growth’s headquarters and Tweed production facilities
•	Canopy Growth issued a statement regarding possible Class Action related to the Mettrum Ltd. recall. (see “Legal Proceedings”)
•	Canopy Growth issued a total of 2,500,000 Common Shares for aggregate gross proceeds of approximately $24,250,000 million pursuant to a private placement with a single investor

Fiscal 2018 (April 1, 2017 to March 31, 2018)

During Fiscal 2018, the Corporation completed two acquisitions (Tweed Grasslands and Spot Therapeutics Inc.) and issued a total of 5,800,000 Common Shares for aggregate gross proceeds of approximately $175,076,000 million pursuant to an offering on a bought deal basis.

In addition,

•	Canopy Growth announced the launch of Tweed's curated CraftGrow line (see “Other Initiatives - Craft Grow”)
•

Canopy Growth committed $20 million in seed capital funding for Canopy Rivers Corporation (“Canopy Rivers”), a joint venture that will provide financial support to ACMPR applicants and existing Licensed Producers

•	Canopy Growth issued a total of 3,105,590 Common Shares for aggregate gross proceeds of approximately $24,999,999.50 million pursuant to a private placement with a single investor
•	Tweed Farms purchased of a parcel of land adjacent to its current facility in Niagara-on-the-Lake, ON
•	Canopy Growth and the Province of New Brunswick entered into a Memorandum of Understanding (MOU) for a two-year supply agreement
•	Canopy Growth entered into a joint venture with Danish Cannabis ApS (“Danish Cannabis”) called Spectrum Denmark ApS (“Spectrum Denmark”)
•

Canopy Growth entered into a definitive agreement to form a new company, BC Tweed Joint Venture Inc. together with a large-scale greenhouse operator to develop 1.3 million square feet of greenhouse growing capacity in British Columbia

•

Canopy Growth completed the transaction with Constellation Brands whereby Constellation Brands invested CDN $245 million in exchange for 9.9% equity upon the issuance of 18,876,901 Common Shares and 18,876,901 warrants to an affiliate of Constellation Brands, Greenstar Holdings (see “Strategic Relationship with Greenstar Holdings”)

•

Canopy Growth and Canopy Rivers, along with funds advised by JW Asset Management LLC (collectively referred to as the “Investors”) entered into subscription agreements with TerrAscend Corp. (“TerrAscend”) pursuant to which the Investors will acquire 47,727,273 units of TerrAscend

•

Canopy Growth, through a joint venture with Green House Holdings North America Inc. (“Green House Seeds”), its affiliate in the Netherlands, GHSC Trading B.V., National Concessions Group Inc. (“Organa Brands”), allocated 40% and 20%, respectively, of ownership in ACMPR licensed Agripharm Corp. (previously Spectrum Health Corp.) (“Agripharm”)

•	Canopy Growth entered into a supply agreement with the Province of Newfoundland and Labrador
•	Canopy Growth and Canopy Rivers formed a new company, Les Serres Vert Cannabis Inc. ("Vert Mirabel"), together with Les Serres Stéphane Bertrand Inc. ("Bertrand")
•	Canopy Growth and the Province of Prince Edward Island entered a supply Memorandum of Understanding
•	Spectrum Denmark’s facility was issued a cannabis production licence by Denmark’s Medicines Agency
•

Canopy Growth acquired certain intellectual property assets and know-how for total proceeds of $5,325,250 of which $3,132,500 was paid on closing by issuing 117,253 Common Shares and the remaining consideration of $2,192,750 will be paid over a series of milestones in Common Shares

•	Canopy Growth signed a letter of intent with the Société des alcools du Québec to provide the Quebec market with 12,000 kilograms of cannabis annually
•	Canopy Growth announced that it had been conditionally selected by the Government of Manitoba to operate cannabis retail stores in the province, along with its partner Delta 9 Cannabis Inc

Following the end of Fiscal 2018, on June 20, 2018, the Corporation closed its offering of C$500 million aggregate principal amount of its 4.25% convertible senior notes due 2023 (the "Initial Notes"). The initial conversion rate for the Initial Notes is 20.7577 Common Shares per C$1,000 principal amount of the Initial Notes, equivalent to an initial conversion price of approximately C$48.18 per share. On June 22, 2018, the Corporation closed an additional C$100 million aggregate principal amount of its Initial Notes (the "Over-Allotment Notes" and collectively with the Initial Notes, the “Notes”) pursuant to the exercise in full of the over-allotment option granted to the initial purchasers. The Over-Allotment Notes have the same terms as the Initial Notes. The Corporation intends to use the net proceeds from the sale of the Notes for supporting expansion initiatives and general corporate purposes.

Anticipated Changes for Fiscal 2019

On June 18, 2018, the Federal Government of Canada passed legislation legalizing the recreational use of cannabis in Canada (see “Summary of the Cannabis Act and the Proposed Regulations”), with an opening of the legal recreational cannabis market set for October 17, 2018.  In anticipation of this, the Corporation will continue efforts to increase its inventory of finished cannabis ready for sale as well as complete the development and licensing of expanded cannabis cultivation, processing and distribution infrastructure. The Corporation expects to have the majority of its planned 5.6 million square feet operations licensed by the end of calendar 2018.

In Fiscal 2019 (April 1, 2018 to March 31, 2019), the Corporation expects that it will export increasing amounts of cannabis to Germany and that it could begin exporting cannabis to additional countries around the world (see “Activities Outside of Canada”). The Corporation believes that it will continue to enter into business partnerships or acquire businesses as a means of establishing operations in additional countries.

In addition, the federal government has indicated that the sale of value-added recreational cannabis products will be permitted within one year of the start of the recreational cannabis market in Canada. The Corporation will continue to conduct product research, development and marketing activities and submit products for approval to Health Canada to prepare for this market.

GENERAL DEVELOPMENT OF THE BUSINESS

Summary Description of the Business

Canopy Growth was an early mover in the Canadian medical cannabis market and is a multi-brand cannabis company. We believe that our strong focus on, and investment in, brand, market and product differentiation, increased cannabis supply through our cannabis production platforms and education, to help citizens safely, effectively and responsibly use cannabis, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

In Canada, through our Licensed Producers as outlined below, we are in the business of producing and selling medical cannabis in accordance with the ACMPR. We operate eleven cannabis production facilities, three pursuant to joint ventures, seven of which are authorized to produce and sell cannabis and one of which is solely authorized to produce cannabis. In accordance with the ACMPR, customers with a medical document from an authorized healthcare practitioner can register with us. Customers can order cannabis directly from us, including over the phone or via the Tweed Main Street online platform, and we then ship products directly to our customers. We also operate medical cannabis patient assistance networks and offer in-person client services through a network of Tweed Main Street Community Engagement Centers (see “Other Initiatives – Tweed Main Street”).

Licensed Producers

The following table lists our Licensed Producers and the material terms of each licence held:

Entity	Initial Licensing	Date of Renewal	Licensed Production	Province	Facility	Details	License Type (Plants/ Dried)	License Type (Fresh/ Oil)
Agripharm Corp.	December 11, 2014	December 13, 2019	15,000 square feet	ON	Indoor	Up to $31,250,000 worth of product	Cultivation and Sale	Production and Sale
Bedrocan Canada Inc.	December 16, 2013	December 3, 2019	N/A	ON	Indoor	Sales licence limited to the sale of bulk product to other Licensed Producers.	Sale	N/A
Bedrocan Canada Inc. (second site)	February 17, 2015	February 18, 2020	50,000 square feet	ON	Indoor	Up to $31,250,000 worth of product.	Cultivation and Sale	Production and Sale
BC Tweed Joint Venture Inc.	February 16, 2018	February 16, 2021	840,000 square feet	BC	GH	Sales licence limited to the sale of bulk product to other Licensed Producers	Cultivation	N/A
BC Tweed Joint Venture Inc. (second site)	April 13, 2018	April 13, 2021	900,000 square feet	BC	GH	Sales licence limited to the sale of bulk product to other Licensed Producers	Cultivation	N/A
Spectrum Cannabis Canada Ltd.	December 16, 2015	November 1, 2019	75,000 square feet	ON	Indoor	Up to $31,250,000 worth of product.	Cultivation and Sale	Production and Sale
Tweed Farms Inc.	August 8, 2014	January 14, 2020	350,000 square feet	ON	GH	Sales licence limited to the sale of bulk product to other Licensed Producers.	Cultivation and Sale	N/A
Tweed Grasslands Cannabis Inc.	June 16, 2017	June 16, 2020	60,000 square feet	SK	Indoor	Sales licence limited to the sale of bulk product to other Licensed Producers.	Cultivation and Sale	N/A
Tweed Inc. (Commercial)	November 18, 2013	January 20, 2020	168,000 square feet	ON	Indoor	Up to $150,000,000 worth of product.	Cultivation and Sale	Production and Sale
Tweed Inc. (Dealer)	December 9, 2016	December 31, 2018	N/A	ON	Indoor	Dealers Licence limited to testing, research and development related to cannabis	N/A	N/A
Vert Cannabis Inc.	December 21, 2017	December 21, 2020	10,000 square feet	QC	Indoor	Sales licence limited to the sale of bulk product to other Licensed Producers	Cultivation	N/A
Vert Mirabel	May 25, 2018	May 25, 2021	70,000 square feet	QC	GH	Sales licence limited to the sale of bulk product to other Licensed Producers	Cultivation	N/A

At the end of each term of their respective licences, each of Agripharm, BC Tweed Joint Venture Inc. (“BC Tweed”), Bedrocan, Tweed Grasslands, Spectrum, Tweed, Tweed Farms and Vert must submit an application for renewal to Health Canada containing information prescribed by the ACMPR. Further details with respect to each Licensed Producer and their respective facilities and business developments are set out below.

Tweed

Our wholly-owned subsidiary Tweed is based in Smiths Falls, Ontario, and has a present built-out GMP- certified production capacity of 168,000 square feet consisting of climate controlled indoor growing rooms and the related vegetation, nutrient delivery and production infrastructure as is required to support the 24-room configuration and cannabis inputs from other production facilities in a hub and spoke model. Additionally, an in-house laboratory and R&D area, cannabis oil extraction infrastructure, breeding facility and a high-level security vault exist within the Smiths Falls facility.

On December 9, 2016, Tweed was issued the Dealers Licence by Health Canada pursuant to the CDSA and began operating the area built to GMP specifications at the facility in Smiths Falls, Ontario. Licensed activities occur in a distinct area of the facility focused on strategic projects beyond Tweed’s operational scope. The licence allows Tweed to conduct research and possess cannabis and cannabis derivatives in forms that are not currently covered by the ACMPR. Tweed can also begin development of innovative products for future market opportunities, and with necessary approvals undertake the export of non-dried form of cannabis to other jurisdictions.

On January 15, 2017, Tweed acquired the property at 1 Hershey Drive, in Smiths Falls, Ontario, thereby terminating the lease agreement dated December 27, 2013 between Tweed and the landlord, Tweed Hershey Drive Inc. (the “Tweed Lease Agreement”). The facility was acquired for $6.6 million, of which $823,980 was settled with the issuance of 94,397 Common Shares of the Corporation, with the remainder paid in cash on closing. Bruce Linton, as an officer, director, and shareholder of Tweed Hershey Drive Inc. received 70,800 of the 94,397 shares issued, which were subject to a 4-month lockup. The acquisition was considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because Bruce Linton, a director and officer of Canopy Growth is also a shareholder of the vendor Tweed Hershey Drive Inc. Canopy Growth relied on an exemption available pursuant to MI 61-101 from the formal valuation and minority approval requirements since neither the fair market value of the property acquired, nor the fair market value of the purchase price for the acquisition of the property exceeded 25% of Canopy Growth’s market capitalization at the time of the transaction. This 42-acre site at 1 Hershey Drive has the potential to house hundreds of thousands of square feet of additional production and processing space.

In fiscal 2018, the Corporation began construction of new infrastructure in the approximately 300,000 square feet unlicensed portion of the original 472,000 square feet building. New facilities being constructed include additional indoor growing rooms, post-harvest processing, security vault and a visitors centre. In addition, the Corporation also began the construction of new building footprints and the redevelopment of existing buildings that together will add over 300,000 square feet to the Smiths Falls facility. The additional footprint will include storage, an advanced manufacturing building built to GMP specifications and a dedicated distribution centre. The distribution centre has been designed to significantly increase the capability and flexibility of the Corporation’s fulfillment resources in an effort to better and more efficiently serve the demands of the Canadian medicinal cannabis market, expected demands of the Canadian recreational cannabis market and anticipated increase in cannabis exports to federally legal markets around the world.  Construction is expected to be completed in calendar 2018.

A key focus of Tweed, since its inception, has been the development of its brand. From the name, logo and design aesthetic, to the approachable tone and light-hearted copy, unlike industry participants that have positioned themselves as pharmaceutical companies, Tweed is positioned to attract strong appeal and recognition across value and premium product segments in the medical marijuana market and upcoming recreational market in Canada. Tweed is intent on using creative marketing strategies to further increase public awareness of the Tweed brand. The objective is to make the Tweed brand top-of-mind as medical patients and future recreational users consider making their first legal marijuana purchase, while still ensuring we are onside all regulatory requirements with respect to promotion.

Partner Brands

Tweed has entered into partnership agreements with certain third parties in connection with the production and distribution of its products, including the following:

In October 2015, Tweed and DNA Holding LLC (“DNA Genetics” or “DNA”) announced a partnership that would see Tweed leverage DNA's expertise in cannabis breeding to bring exclusive DNA certified strains to Tweed customers. Working with DNA, Tweed breeds new strains for customers that have been personally bred, phenotyped & inspected by DNA Genetics. On September 15, 2016, Tweed launched Lemon Skunk, the first strain certified by DNA Genetics and selected through phenotyping by DNA Genetics.

On February 11, 2016 Tweed entered into a license agreement with LBC Holdings, Inc. (“LBC”), a Corporation related to the artist known as Snoop Dogg. Under the LBC License Agreement, Snoop Dogg, through LBC, and Tweed have partnered on curated content and brand strategy exclusively in Canada. On October 27, 2016, Tweed began selling three Leafs By Snoop varieties.

On April 20, 2017, Tweed and Praxis Holdings Inc., a Corporation related to the cannabis product line known as Foria, announced a partnership that would expand Tweed’s product offerings with the inclusion of a proprietary blend of Foria specifically for Tweed customers.

Tweed Farms

Canopy Growth acquired Tweed Farms in Niagara-on-the-Lake, Ontario, Canada on June 18, 2014 when Tweed Farms was in the process of obtaining its licence to produce under the MMPR. We estimate that, when in full production, the existing 350,000 square foot greenhouse can support the production of up to 15,000 kilograms of cannabis per year. Following completion of the previously announced expansion, Tweed Farms will be home to over 1,000,000 square feet of greenhouse space, including the recently acquired and adjacent greenhouse property, plus post-harvest facilities including 10,000 square feet of recently renovated space for new drying rooms and an upgraded laboratory.

On September 8, 2017, the Corporation announced that Tweed Farms had finalized the purchase of a parcel of land adjacent to its current facility in Niagara-on-the-Lake, ON including an operational 458,000 square feet greenhouse. In addition to the newly acquired asset, the Company announced that construction had commenced on an additional 212,000 square feet of state-of-the-art greenhouse to be located on the current Tweed Farms property.

Spectrum

The Corporation acquired Spectrum Health Corp. (formerly Mettrum Health Corp.), including its subsidiaries 2344823 Ontario Inc. d/b/a Bodystream, Apollo Applied Research Inc. (and its subsidiary, Apollo CRO Inc.), Spectrum Hempworks Inc., Spectrum (and its subsidiary, Agripharm, of which Spectrum owns 40%) (collectively with Spectrum, the “Spectrum Canada Group”), on January 31, 2017 pursuant to an arrangement agreement dated November 30, 2016, as amended, for which Spectrum Canada Group shareholders received 0.7132 Common Shares for each Spectrum Canada Group common share held immediately prior to the closing.

Spectrum was incorporated on March 29, 2011 under the name Cinaport Acquisition Corp. and completed its initial public offering as a capital pool Corporation on October 24, 2011 (the “Offering”). The Offering consisted of 2,260,000 common shares of Spectrum (“Spectrum Common Shares”) at a price of $0.10 per Common Share for gross proceeds of $226,000. The Spectrum Common Shares began trading on the TSXV as a capital pool Corporation on November 1, 2011 under the symbol “CPQ.P”. Spectrum completed its qualifying transaction on September 30, 2014 (the “Spectrum Qualifying Transaction”). As part of the Spectrum Qualifying Transaction, Spectrum consolidated its shares on a 14.5625 to 1 basis.

Prior to Spectrum’s acquisition by the Corporation, Spectrum acquired Apollo Applied Research Inc., and Apollo CRO Inc. (together “Apollo”) and 2344823 Ontario Inc., operating as Bodystream (“Bodystream”) in two separate transactions. Under the provisions of the respective share purchase agreements, additional Spectrum shares would have been issued to former shareholders of Apollo and Bodystream over the five years following the acquisition if certain performance targets were met and the shareholders remained as employees. As a result of the acquisition of Spectrum, the obligation for this share-based compensation was assumed by the Corporation. The maximum number of Canopy Growth shares that would be issued with respect to the Apollo and Bodystream agreements is 1,111,702 and 1,073,595 shares, respectively.

Spectrum is a Toronto-based company and began production of medical cannabis at its first production facility in Bowmanville, Ontario. The licence covers approximately 75,000 square feet and includes 13 growing rooms as well as necessary vegetation, nutrient delivery and plant destruction infrastructure. The facility sits on a 7-acre site and we are currently planning a 100,000 square foot expansion of this location. In addition, on October 6, 2017, we acquired an adjacent parcel of land to add approximately 33 acres for future expansion.

Prior to December 1, 2017 Agripharm was a wholly owned subsidiary of the Corporation. On December 1, 2017, our interest in Agripharm was diluted from 100% to 40% under a collaborative agreement whereby in exchange for the issuance of shares, Green House Seeds and Organa Brands provided an exclusive, royalty-free license in Canada to certain proprietary technology, trademarks, genetics, know-how and other intellectual property. Green House Seeds oversees day-to-day operations, bringing their own expertise into cultivation, while Organa Brands implements world-class extraction functions as new and novel value-add products become part of the regulatory environment.

On September 20, 2016, Spectrum announced that it entered into an agreement with Cannabis Care Canada Inc. (“CCC”) to sell its facility and associated licence known as Spectrum Bennett North, which closed on September 14, 2017. As per the terms of the agreement, CCC paid $7 million in cash to acquire Spectrum Bennett North and entered into a three-year Supply Agreement that is expected to generate up to $40 million in revenue for Spectrum over the next three years. As part of the transaction, CCC will also assume all outstanding obligations associated with Spectrum Bennett North.

Bedrocan

Bedrocan was formed in February 2012 (under its predecessor name, 2318171 Ontario Inc.) by its founding shareholders for the purpose of entering into an exclusive licensing arrangement with Bedrocan International and making an application to Health Canada to become a Licensed Producer under the MMPR framework.

On December 16, 2013, Bedrocan received its initial licence to operate as a Licensed Producer of medical marijuana under the MMPR, with the authority to import, package and sell medical marijuana. On February 21, 2014, Bedrocan entered into an exclusive license agreement with Bedrocan International, for an indefinite term, to use certain Bedrocan International intellectual property for the cultivation, processing, marketing, sale and other commercialization of cannabis in Canada (the “BV License Agreement”). Material terms of the BV License Agreement include a performance guarantee and certain specified standards in respect of the licensed product, the payment of an annual license fee based on product sales and certain assignment and confidentiality restrictions.

On August 28, 2015, the Corporation acquired Bedrocan Cannabis Inc. (“Bedrocan Cannabis”) pursuant to a definitive plan of arrangement, in which the Corporation acquired all of the issued and outstanding securities of Bedrocan Cannabis. The transaction closed on August 28, 2015 following approval by Bedrocan Cannabis shareholders and the TSX Venture Exchange and completion of conditions precedent to closing. In connection with the Arrangement, Bedrocan and Bedrocan International entered into a second amended and restated license and distribution agreement on August 28, 2015 (the “SARLD Agreement”). The effect of the Arrangement is that Bedrocan Cannabis continued as a wholly-owned subsidiary of Canopy, and Bedrocan was a wholly-owned subsidiary of Bedrocan Cannabis, Bedrocan Cannabis and Bedrocan later amalgamated. Under the terms of the Arrangement, Bedrocan Cannabis shareholders received 0.4650 Common Shares for each common share of Bedrocan held. The Corporation issued a total of 35,202,818 Common Shares on closing of the Arrangement.

Bedrocan’s 52,000 square feet production facility in Toronto, Ontario is fully-licensed, and includes 34 vegetative and growing rooms, three dispensing rooms, the building’s two-floor high security level vault, and the ability to dispose of cannabis refuse via composting. This site is leased from a related company of Murray Goldman, a director of Canopy Growth. On August 28, 2015, Bedrocan amended its existing lease agreements with its landlord to extend the initial term, ending August 31, 2024, to August 31, 2029 (the “Amended Bedrocan 16 Upton Lease”).

On June 7, 2018, the Corporation and Bedrocan International reached an agreement in the previously announced arbitration proceedings with respect to the SARLD that were commenced in July 2017. Under the terms of the agreement, Bedrocan will decrease, and then end, the production and sale of Bedrocan products within the calendar year. The Corporation will retain the licensed production facility (“16 Upton Road”), licensed sales facility (“43 Upton Road”), and all associated licences owned and operated by Bedrocan. Management will redeploy these facilities, free of the current royalty structure and fixed production practices, to develop new premium branded cannabis offerings.

Tweed Grasslands

On May 1, 2017, the Corporation acquired rTrees Producers Limited ("Tweed Grasslands"), a late-stage ACMPR applicant based in Yorkton, Saskatchewan. Tweed Grasslands brings a 90,000 square feet indoor growing facility that is presently 20% built-out. It is estimated that the Tweed Grasslands facility can expand to over 300,000 square feet in the future. On June 16, 2017, Tweed Grasslands received its cultivation licence from Health Canada. Upon closing of the acquisition, the Corporation issued 698,901 Common Shares and up to another 2,795,604 Common Shares will be issued if, and when, specific licensing and capacity expansion related milestones are achieved.

Vert

On November 1, 2016, Canopy Growth acquired Vert Médical, a Quebec-based ACMPR applicant. Canopy Growth has also acquired the lease and the right to acquire 90 acres of land and a 7,000 square foot indoor growing and office facility located in Saint-Lucien, Quebec. On December 21, 2017, Vert received its licence from Health Canada. In consideration for the acquired shares in Vert, Canopy Growth issued debt of approximately $500,000. In addition, Canopy Growth will issue up to 294,900 Common Shares, if and when specific licensing and capacity expansion related milestones are achieved, except for 58,978 Common Shares which were issued on closing.

On December 17, 2017, the Corporation entered into a joint venture, Vert Mirabel, with Bertrand. Bertrand currently produces tomatoes and other vegetables under 700,000 square feet of modern greenhouse, a portion of which is certified for organic production and most of which was built in 2015.

The entire greenhouse is expected to be upgraded and retrofitted for cannabis production. Under the terms of the joint venture, Vert Mirabel leases the greenhouse facility from Bertrand with an option to acquire the property. On May 25, 2018, Vert Mirabel received its cultivation licence from Health Canada, licensing a portion of the total production facility.

In conjunction with the Vert acquisition, Canopy Growth acquired majority ownership of Quebec-based Groupe H.E.M.P.CA Inc. ("Groupe Hemp"). Groupe Hemp is licensed by Health Canada to cultivate hemp and extract oil from hemp seeds. Groupe Hemp has developed a variety of brands, digital properties, and industrial hemp products, ranging from skincare to pet care. In consideration for the acquired shares in Groupe Hemp, Canopy Growth issued 258,037 Common Shares of which 50% were issued on closing and the remainder released on April 1, 2017. In addition, the Corporation paid $300,000 on closing and assumed debt of approximately $276,000 which was due on April 1, 2017.

BC Tweed

Canopy Growth entered into a definitive joint venture agreement on October 11, 2017, to form a new company, BC Tweed, together with a large-scale greenhouse operator to develop a greenhouse in Aldergrove, British Columbia (the “Aldergrove Site”), with an exclusive option to develop a further 1.7 million square feet of existing greenhouse infrastructure at a second location in British Columbia (the “Delta Site”). The Aldergrove Site includes the first and second stage licensing of 840,000 square feet of growing space, allowing vegetative growth so that the mature plants can be spread into the full 1.3 million square feet for flowering and harvesting. The Aldergrove Site received its licence from Health Canada on February 16, 2018. The Delta Site, which we believe to be the largest federally licensed cannabis site anywhere in the world, includes the initial licensing of 900,000 square feet of growing space, granted on April 13, 2018, allowing vegetative growth so that the mature plants can be spread into the full 1.7 million square feet for flowering and harvesting.

On May 14, 2018, Canopy Growth announced that it entered into a non-binding agreement to purchase, subject to certain conditions, the remaining 33% stake of BC Tweed currently owned by a large-scale greenhouse operator. Upon closing of the transaction, the Corporation will issue up to $374 million Common Shares, subject to the satisfaction of certain conditions, to the minority shareholders of BC Tweed (the “Operators”), over the next four years. The Operators will continue to manage BC Tweed operations for a period of five years.

Licence Applications

In addition to the Licensed Producers above, we have applied for licences under the ACMPR for two additional cannabis production facilities in the Provinces of Alberta and New Brunswick.

We have submitted an ACMPR application, through our wholly-owned subsidiary, 10252832 Canada Inc., for a producer’s licence in Edmonton, Alberta. In addition, on August 28, 2017, we announced that we acquired Spot Therapeutics Inc. (“Spot”), an ACMPR applicant based in Fredericton, New Brunswick.  Additionally, Canopy Rivers (see “Other Initiatives - Canopy Rivers”) purchased the industrial building and property where our Fredericton-based production and distribution platform is being established and is leasing the facility to Spot with an option, in favor of Spot, to acquire the property.

Industrial Hemp-Based Products

We have taken steps to diversify our cannabis-related business into the development, production and sale of industrial hemp-based medical, regulated adult-use and industrial products. Hemp and cannabis come from the cannabis sativa L specie, but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Industrial hemp is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. We believe that entry into the regulated industrial hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen our consumer facing brands in the future.

On November 27, 2017, we announced a definitive agreement to acquire Green Hemp Industries Ltd.’s (“Green Hemp”) farm operations and associated assets, equipment, genetic stock, and other property in Saskatchewan (the “Green Transaction”). On January 25, 2018, we closed the Green Transaction. Should the regulations change in accordance with Health Canada’s Proposed Approach to the Regulation of Cannabis discussion paper, material collected at Green could be processed for cannabinoid extraction at the Tweed Grasslands facility in Saskatchewan.  Management believes by building the amount of CBD under our operations, we will be able to expand our offering of cannabinoid-based product offerings.

Additional Initiatives

CraftGrow Collection

CraftGrow is the brand developed for the Corporation’s partner program that gives Licensed Producers access to the Corporation’s platform including the quality assurance program, online market place, customer care and call centre capabilities, as well as customer base. Access to the Corporation’s platform can be expected to significantly reduce the resources that new entrants are required to invest to enter the market and help get them to market much faster to the benefit of all medical cannabis patients. The CraftGrow program benefits our customers by bringing a variety of cannabis cultivated by different Licensed Producers to the Corporation’s online marketplace.

Tweed Main Street

On October 1, 2015 Canopy Growth acquired all of the issued and outstanding shares of several companies, which collectively operated as “MedCannAccess” (“MCA”), by way of an amalgamation with 9421653 Canada Inc., a wholly-owned subsidiary of Canopy Growth, pursuant to an amalgamation agreement dated September 3, 2015 (the “MCA Amalgamation Agreement”). MCA operations were re-branded in the first quarter of fiscal 2017, as Tweed Main Street. Tweed offers in-person client services through Tweed Main Street’s network of community engagement centres in Ontario, making Tweed the first Licensed Producer in Canada to offer in-person services in the medical marijuana industry.

The Corporation has established Tweed Main Street as the brand for its core customer engagement vehicles, both online and physical locations. Through the Tweed Main Street online market place, registered customers can purchase all dried, oil and soft gel cannabis products available from the Corporation including varieties from Tweed, Tweed Farms, Bedrocan, Spectrum, DNA Genetics and Leafs By Snoop. Tweed Main Street provides tools and information to help patients search for cannabis products based on cannabinoids, form and time of use. In addition, Tweed Main Street provides a “Spectrum” tool, originally developed by Spectrum, that allows customers to categorize strains according to THC potency, as well as CBD levels, using a straight forward colour code system. Product availability in Tweed Main Street is subject to multiple factors including customer demand, cultivation schedule and the time required for post-harvest processing, quality assurance testing and regulatory approval.

Further engagement between the Tweed brand and customers is facilitated by the Corporation’s expanding network of Tweed Main Street Community Engagement Centers. These physical locations throughout Ontario provide an opportunity for individuals to learn about medical cannabis in a helpful, supportive and consumer-friendly environment. The Corporation is actively seeking partners to expand the network of Tweed Main Street locations, through licensing partnerships, to strategic locations across Canada.

Canopy Rivers

On April 27, 2017, Canopy Growth announced the commitment of $20 million in seed capital funding for a complementary but distinct Corporation that will provide financial and strategic support to ACMPR applicants and existing Licensed Producers. Specifically, Canopy Rivers operates as a joint venture with Canopy Growth. Each potential partner will be evaluated separately, and individual streaming and support service contracts entered by Canopy Rivers will be priced and structured consistently with the risks, value proposition, and requirements of our counterparties. Capital invested in each partner may involve an upfront payment, may include additional license or production-based milestones payments, and may also involve equity or and/or equity linked securities. This strategic agreement provides Canopy Growth with a secure and predictable source of incremental cannabis supply and increased diversification of its products available for sale.

On June 16, 2017, Canopy Rivers closed an offering to raise aggregate gross proceeds of $36,230,484.60.  On January 10, 2018, Canopy Rivers closed a second offering to raise gross proceeds of approximately $26,000,000.00, to which Canopy Growth subscribed for 4,673,938 Class B common shares for $5,141,331.80. These offerings increased the cash resources available for Canopy Rivers to provide growth capital and strategic support within the regulated cannabis industry.

On May 30, 2018, Canopy Rivers and AIM2 Ventures Inc. (“AIM2”) entered into a binding letter of intent, which outlines the terms and conditions pursuant to which AIM2 and Canopy Rivers will complete a transaction that will result in a reverse take-over of AIM2 by Canopy Rivers, which will constitute AIM2’s Qualifying Transaction. In addition, Canopy Rivers entered into an engagement letter with CIBC Capital Markets and GMP Securities L.P., as joint book runners and together with Eight Capital as co-lead agents, on behalf of a syndicate of agents pursuant to which Canopy Rivers proposes to issue and sell, on a private placement basis, subscription receipts (the “Subscription Receipts”) at a price of $3.50 per Subscription Receipt (the “Issue Price”) for aggregate gross proceeds of up to $104,125,000.00 (the “Offering”). The Offering is expected to close on or about July 5, 2018.

Canopy Health

The Corporation established the cannabis research incubator, Canopy Health, to develop and research clinically ready cannabis drug formulations and dose delivery systems. Canopy Growth is the preferred commercialization partner for intellectual property (“IP”) developed by Canopy Health. On December 9, 2016, Canopy Growth announced the closing of an offering of Canopy Health shares for aggregate gross proceeds of approximately $7,000,000.00 to reduce Canopy Growth’s interest to 46.15% of Canopy Health common shares.

Canopy Health operates as a research incubator and focuses on creating an IP portfolio that can be built into commercial opportunities for the Corporation. Pursuant to agreements entered into between Canopy Health and Canopy Growth, Canopy Growth will act as a primary supplier of cannabis products for clinical research through its subsidiary Tweed. The Dealers Licence will allow it to, among other things, possess cannabis and cannabis by-products for the purposes of analytical testing, and in the commercialization of IP created by Canopy Health.

On September 27, 2017, Canopy Health announced that it has filed nine provisional patents pertaining to the applications of cannabis and cannabinoid-based therapeutics in sleep and related nervous system disorders. Canopy Health announced that it had closed additional funding through sales of common shares bringing total funds raised to date for Canopy Health to over CDN $15.8 million. Capital was secured through new and existing shareholders, including $4 million from Canopy Growth.

On May 15, 2018, Canopy Growth and Canopy Health announced, along with Canopy Health’s subsidiary Canopy Animal Health Inc. (“Canopy Animal Health”), they entered into a definitive arrangement agreement pursuant to which Canopy Growth will acquire all of its unowned interest in Canopy Health and Canopy Animal Health. Pursuant to the arrangement agreement, shareholders of Canopy Health, other than Canopy Growth, will receive 0.3790 Common Shares for each common share of Canopy Health held. In addition, Canopy Growth will issue options to purchase Common Shares in exchange for options previously issued by Canopy Health and Canopy Animal Health. In aggregate, the Corporation will issue 3,037,771 Common Shares, having a value of $91,573,637, along with options having the aggregate “in the money” value of $9,688,193. The transaction is anticipated to close on or before July 31, 2018.

Strategic Relationship with Greenstar Holdings

On November 2, 2017, the Corporation entered into a strategic relationship with an affiliate of Constellation Brands Inc. (“Greenstar Holdings”). As part of the strategic relationship (the “Constellation Transaction”), the Corporation issued 18,876,901 common shares to Greenstar Holdings at a price per common share of $12.9783 for aggregate gross proceeds of approximately $245 million, representing approximately 9.9% of the issued and outstanding common shares. In addition, the Corporation issued 18,876,901 warrants to Greenstar Holdings, subject to certain restrictions, expiring 30 months from November 2, 2017.  The warrants are exercisable at an exercise price per common share of $12.9783 in two equal tranches, with the first exercisable tranche date being August 1, 2018 and the second exercisable tranche date being February 1, 2019. Pursuant to the Constellation Transaction, Greenstar Holdings will provide the Corporation with broad support in the areas of consumer analytics, market trending, marketing and brand development. In addition, we and Greenstar Holdings intend to collaborate to develop and market cannabis-based beverages that can be marketed as regulated recreational products in markets where and when such products are federally legal.

As part of the Constellation Transaction, we and Greenstar Holdings entered into an investor rights agreement (the “Investor Rights Agreement”) whereby we granted certain pre-emptive rights to Greenstar Holdings to maintain its pro rata ownership in us, subject to certain exceptions, which is currently approximately 9.81%.

Corporate Social Responsibility

Since the founding of Tweed, the Corporation has provided a variety of support to patients and doctors in order to improve knowledge with respect to marijuana for medical purposes. Some of these initiatives include:

•

support to the Canadian AIDS Society (“CAS”) in the form of an unrestricted grant to CAS for the development of a patient-focused series that explains the science of cannabis as a therapy, the rules and regulations surrounding access and different ways to consume cannabis for safer use and better health

•	research partnerships in place with researchers from the University of Ottawa, Ryerson University and the University of British Columbia
•	funding for education to the Chronic Pain Association of Canada

•

acting as the sole Licensed Producer supporter across Canada of the Primary Care Updates reaching thousands of doctors to improve the understanding of marijuana for medical purposes through a team of detailers visiting doctors throughout Ontario

•

funding a national campaign to raise awareness of impairment in relation to operating a motor vehicle under the influence of cannabis, in connection with the Canadian Drug Policy Coalition (CDPC) and Mothers Against Drunk Driving (MADD Canada)

•

partnering with Canabo Medical Corporation to conduct scientific and medical research through its network of healthcare practitioners at its medical clinics. This research data will be used to clarify the role of cannabis in various chronic conditions, including the management of chronic pain

•

having an accredited M1 continuing medical education program to assist doctors, and in partnership with Bedrocan, one other Licensed Producer and the Collège des médecins du Québec, contribute startup funding for the creation of a registry for medical cannabis patients in the Province of Quebec, which will gather information on the demographic profiles of patients who use medical cannabis, the medical purpose for which they use it, and at what dosage, while tracking the effectiveness and safety of cannabis used in the management of symptoms associated with particular health conditions

•

entering into a strategic partnership with Niagara College to create new experience-based learning opportunities for college students and graduates, while also providing job opportunities and joint research and community engagement opportunities

•	providing a grant to Canadian Students for Sensible Drug Policy (“CSSDP”) which has compiled a comprehensive cannabis education toolkit aimed at youth
•	donating to local cultural and health-based initiative, and sponsoring youth cannabis education programs

In addition, on April 20, 2018, Tweed announced the creation and funding of the Tweed Collective (the “Tweed Collective”). Over the next four years, the Tweed Collective will invest $20 million in social, responsible initiatives that will support the health and development of communities. The Tweed Collective will work with local artists, creators, builders and partners to help support communities in meaningful ways.

REGULATORY OVERVIEW

Summary of the ACMPR

The ACMPR are the current governing regulations in respect of the production, sale and distribution of medical cannabis and related oil extracts in Canada. The ACMPR provides for three possible alternatives for Canadian patients to access cannabis for medical purposes:

(a)	access quality-controlled cannabis by registering with Licensed Producers;
(b)	register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or
(c)	designate an individual who is registered with Health Canada to produce cannabis on behalf of another individual for personal medical purposes.

With respect to (b) and (c), starting materials, such as plants or seeds, must be obtained from Licensed Producers.

Summary of the Cannabis Act and the Proposed Regulations

On June 18, 2018, the Canadian Federal Government passed legislation, the Cannabis Act, outlining the framework for the legalization of adult-use cannabis, as well as laws to address drug-impaired driving, protect public health and safety and prevent youth access to cannabis. The Federal Government has announced that the Cannabis Act is intended to come into effect October 17, 2018.

Pursuant to the Cannabis Act, individuals over the age of 18 will be able to purchase fresh cannabis, dried cannabis, cannabis oil, and cannabis plants or seeds and will be able to possess 30 grams of dried cannabis, or the equivalent amount in fresh cannabis or cannabis oil. The Cannabis Act also permits households to grow a maximum of four plants. This limit applies regardless of the number of adults that reside in the household. In addition, the Cannabis Act provides provincial and municipal governments the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for purchase and consumption.

In connection with the new framework for regulating cannabis in Canada, the Federal Government has introduced new penalties under the Criminal Code (Canada), including penalties for the illegal sale of cannabis, possession of cannabis over the prescribed limit, production of cannabis beyond personal cultivation limits, taking cannabis across the Canadian border, giving or selling cannabis to a youth and involving a youth to commit a cannabis-related offence.

Provincial and territorial governments in Canada have made varying announcements on the proposed regulatory regimes for the distribution and sale of cannabis for adult-use purposes. For example, Ontario, Québec, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and the Northwest Territories have chosen the government-regulated model for distribution, whereas Saskatchewan and Newfoundland & Labrador have opted for a private sector approach. Alberta and British Columbia have announced plans to pursue a hybrid approach of public and private sale and distribution.

On November 21, 2017, Health Canada released a consultation paper entitled “Proposed Approach to the Regulation of Cannabis” (the “Proposed Federal Regulations”). Recognizing the Canadian Federal Government’s commitment to bringing the Cannabis Act into force, the Proposed Federal Regulations, among other things, solicited stakeholder input and views on the appropriate regulatory approach to an adult-use cannabis market by building upon established regulatory requirements that are currently in place for medical cannabis.

The Proposed Federal Regulations contemplate cultivation licenses for standard cultivation, micro-cultivation, industrial hemp cultivation and nursery cultivation, standard and micro-processing licenses as well as sales licenses for medical or non-medical use. Licenses to sell for non-medical use will be limited to provinces where local distribution models have not been implemented. In addition, the proposal includes generally less cumbersome personnel and physical security obligations than currently contemplated under the ACMPR. In addition, the Proposed Federal Regulations call for all cannabis products to be packaged in a tamper-evident and child-resistant manner and for product labels to contain specified product information, such as the name of the processor who packaged the products, product lot number, and THC/CBD content. The Cannabis Act itself prohibits testimonials, lifestyle branding and packaging that is appealing to youth.

On March 19, 2018, Health Canada released a report to summarize the feedback received from the consultation (the “Report”). In general, Health Canada reported that Canadians support the Proposed Federal Regulations. The Report, among other things, provided additional details on the requirements for packaging and labeling of cannabis products, noting that these requirements are aimed to minimize the appeal to children and youth, protect against accidental consumption and ensure consumers are informed of the potential risks and harms of cannabis. Specifically, the Report clarified that the labeling and branding requirements would require “plain packaging”, including a standardized cannabis symbol on every label; mandatory health warning messages (including specifics regarding size, placement and appearance); only one brand element can be displayed, aside from the Licensed Producer’s brand name; no other image or graphic is permitted to be displayed; backgrounds need to be a single, uniform color; use of fluorescent or metallic colors is prohibited; labels and packaging cannot have any coating or embossing; and no inserts can be included.

The impact of these regulatory changes on our business is unknown, and the proposed regulatory changes may not be implemented at all.  See “Risk Factors”.

Provincial Initiatives for the Upcoming Recreational Market

On September 15, 2017, the Corporation announced that we had entered into a memorandum of understanding with the New Brunswick provincial authority for the supply of cannabis products into New Brunswick’s retail stores for a period of two years (the “New Brunswick Supply Agreement”). Pursuant to the terms of the New Brunswick Supply Agreement, we will supply 4,000 kg of cannabis and cannabis derivative products for the first year.

On December 8, 2017, the Corporation announced that we had entered into a supply and production agreement with the Province of Newfoundland and Labrador (the “Newfoundland Supply Agreement”). Under the terms of the Newfoundland Supply Agreement, we will provide 8,000 kg of cannabis products for the province annually for the first two years of the term of the agreement. In addition, on May 7, 2018, the Corporation, along with the Government of Newfoundland and Labrador, announced the locations of the Corporation’s new production facility and first four retail locations in the province. The production facility is anticipated to produce up to 12,000 kg of cannabis per year and serve as the hub for local research and development funded by a $500,000 investment from the Corporation over the next five years.

On January 16, 2018, the Corporation announced that we had entered a supply memorandum of understanding (the “PEI MOU”) to supply Prince Edward Island’s retail and online stores.  Under the terms of the PEI MOU, we will allocate a minimum supply of 1,000 kg of cannabis for the first year of the agreement to ensure that Prince Edward Island has access to a wide variety of cannabis products. The two-year supply agreement will renew for a third-year upon our mutual agreement with the province.

On February 14, 2018, the Corporation announced that we had entered into a letter of intent (the “Quebec LOI”) with the Société des alcools du Québec (“SAQ”) to supply 12,000 kg of cannabis annually. The Quebec LOI with the SAQ represents our fourth and largest supply agreement to-date, and we are the only cannabis Corporation to secure supply agreements with each announcing provincial entity.

On April 18, 2018, the Corporation announced that we had entered into an agreement (the “Yukon Agreement”) with the Yukon Liquor Corporation to supply up to 900,000 grams of cannabis annually for the next three years. The Yukon Agreement represents our fifth supply agreement to-date, and we are the only cannabis company to secure supply agreements with each announcing provincial entity.

The Corporation has been conditionally selected by the Government of Manitoba to build and operate cannabis retail stores with our partner, Delta 9 Cannabis Inc. (“Delta 9”). The license, contingent on the signing of a formal agreement with the provincial government, is one of only four issued by the province and would authorize us, in partnership with Delta 9, to build and operate a chain of retail stores throughout the Province of Manitoba. In addition, we have committed to establishing a new production facility in Newfoundland and Labrador, and will be eligible to receive up to four retail licenses to operate retail stores in the province.

On June 1, 2018, the Corporation announced it had been selected to apply for five cannabis retail permits by the Saskatchewan Liquor and Gaming Authority (“SLGA”). The five retail sites will be located in Humboldt, Meadow Lake, the Rural Municipality of Corman Park, Melville, and Fort Qu’Appelle.

Activities Outside Canada

We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and its regulatory obligations with the TSX and NYSE. The legal and regulatory requirements in the foreign countries in which we operate with respect to the cultivation and sale of cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, in partnership with our local legal counsel, consultants and partners, we conduct legal and commercial due diligence in order to ensure that we and our officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, we seek to work with respected and experienced local partners who can help us to understand and navigate the local business and operating environment, language and cultural differences.  In consultation with our advisors, we take steps we deem appropriate in light of the level of activity and investment we expect to have in each country to ensure the management of risks and the implementation of necessary internal controls.

Germany

As of March 2017, the German government enacted the “cannabis as medicine” law, which allows for the medical use of the cannabis plant, Cannabis sativa. In Germany, the Federal Institute for Drugs and Medical Devices (the “BfArM”) has oversight over the prescription, distribution and import of medical cannabis. The BfArM issues permits for the import of medical cannabis for distribution through pharmacies.  With the legalization of cannabis, the BfArM established a cannabis agency to organize and control the cultivation of cannabis for medical use.

Our German subsidiary, renamed Spektrum Cannabis GmbH (formerly MedCann GmbH Pharma and Nutraceuticals (“Spektrum GmbH”) is licensed through BfArM to import and distribute cannabis and has distributed cannabis products to over 400 pharmacies across Germany.

Denmark

As of January 1, 2018, the Danish government initiated a trial permitting doctors to prescribe medical cannabis to a defined patient group. The trial will continue for the next four years and is supported by federal funding. The Danish Medicines Agency issues licenses to import “primary” (starter) cannabis products and to cultivate and produce approved forms of medical cannabis for wholesale distribution within Denmark. All medical cannabis production facilities and products are subject to inspection by the Danish Medicines Agency. Regulations for the export of medical cannabis from Denmark remain to be developed.

Spectrum Denmark is our partnership with Danish Cannabis which will serve the needs of Danish medical cannabis patients, and potentially the Scandinavian market, with Spectrum Denmark’s products. A principal in Danish Cannabis, Moellerup Estate, has for years been one of the largest hemp producers in Europe. Moellerup Brands include a wide range of hemp food products from gin, beer, granola, oil, to flour, cosmetics and hemp for CBD oil production. As part of the arrangement, we committed to an initial capital contribution of $10 million to be released in tranches. In addition, we will issue up to 1,906,214 common shares, subject to meeting defined milestones.  We initially had a 65% ownership in Spectrum Denmark but now expect to own 100% of Spectrum Denmark once all milestones are completed. Spectrum Denmark holds a license for cannabis production issued by the Danish Medicines Agency.

Czech Republic

In 2013, the government of the Czech Republic amended the Penal Code to permit the legal purchase and use of medical cannabis for patients from licensed domestic sources. The amendments came into force in March 2014 and although no licenses for domestic production have been issued, the legislation permits the importation of medical cannabis from abroad.

On April 15, 2018, we announced that we acquired Annabis Medical s.r.o. (“Annabis Medical”), the leader in the Czech Republic’s medical cannabis industry. Annabis Medical has, through its affiliates, held licenses to import and distribute medical cannabis products pursuant to federal Czech licenses since 2014, with distribution commencing in 2015 through pharmacy channels across the Czech Republic.

Jamaica

The Cannabis Licensing Authority (the “CLA”) was established in Jamaica in 2015 under the Dangerous Drugs Act, with powers to make and oversee the implementation of regulations for licenses, permits and other authorizations for the cultivation, processing, distribution, sale and transportation of cannabis for medicinal, scientific and therapeutic purposes. Currently the regulations do not allow for the import or export of medical cannabis. Medical cannabis is available to patients with a prescription written by a medical practitioner registered with the Medical Council of Jamaica. Licenses, permits and other authorizations are required for the cultivation, processing, distribution, sale and transportation of medical cannabis. License applications are subjected to a rigorous review process and licensees are subject to pre- and post-license inspection and reporting requirements. Once an applicant completes its post production building, the CLA inspects for final and full license approval.

On October 25, 2017, we announced that we had launched a strategic partnership in the Jamaican cannabis market as part of our ongoing international expansion. Grow House JA Limited, to operate as Tweed Limited JA (“Tweed JA”), will serve the needs of the Jamaican medical cannabis market. We hold 49% of the share capital of Tweed JA, which, with conditional license approvals already in place, has already begun construction of its facility. We believe that the production and formulation model we have built in Canada, combined with the strength of the existing team in Jamaica, made up of experienced entrepreneurs with substantial cannabis cultivation experience, will drive the national conversation around cannabis forward, and promote Jamaica’s well-established and renowned ganja, oils and other cannabis products on a global level.

Brazil

On March 18, 2016, the Brazilian Health Surveillance Agency, Agência Nacional de Vigilância Sanitária, (“ANVISA”), enacted Collegiate Board Resolution No. 66 (Resolução da Diretoria Colegiada – RDC No. 66 de 18 de Março, D.O.U. No. 54, de 21 de Março de 2016), which allows for the prescription and the import of products containing the substances CBD and THC in their formation. ANVISA has indicated that it is preparing regulations for the cultivation and limited sale of medical cannabis in Brazil. In the interim ANVISA has authorized a limited number of companies to conduct research and development of cannabis-based therapeutics using imported cannabis.

We have identified various Latin American markets as targets for expansion and are currently active in Chile and Brazil. We own 85% of Spectrum Chile S.A. and are conducting research and development activities in Santiago. In Brazil, we own approximately 39% of Bedrocan Brazil S.A., which facilitates the importation of cannabis into the Brazilian market, and approximately 38% of Entourage Partiçipaões, which is conducting research and development activities in Sao Paulo, Brazil.

South Africa

On May 30, 2018, the Corporation announced the acquisition of Daddy Cann Lesotho PTY Ltd., trading as Highlands (“Highlands”). Based in the Kingdom of Lesotho, Highlands holds a license to cultivate, manufacture, supply, hold, import, export, and transport cannabis and its resin. Under the terms of the agreement, the Corporation issued 666,362 Common Shares to the sole shareholder of Highlands on closing, and subject to meeting certain milestones, the Corporation will issue up to an additional 333,281 Common Shares to the sole shareholder of Highlands, for a total of 999,643 Common Shares at a price of $28.763.

Australia

On May 9, 2016, the Corporation announced a partnership with AusCann Group Holdings Ltd. (“AusCann”). Through this partnership, Canopy Growth will offer its expertise in a number of areas including production, quality assurance and operations, and provide strategic advisory services to AusCann in exchange for an 11% ownership stake in the Corporation, as well as further options. AusCann and Canopy Growth will also aim to work together in Australian and international markets in a preferential but nonexclusive arrangement, subject to regulatory approval.

On April 25, 2018, the Corporation along with the Victoria State Government, announced the launch of Spectrum Cannabis Australia (“Spectrum Australia”). The Corporation will invest up to $16 million Australian dollars in the State of Victoria over the next four years to establish Spectrum Australia’s headquarters and research and development facility.

Spain

On September 17, 2017, the Corporation, along with its wholly-owned subsidiary Spektrum GmbH announced a supply license agreement with Alcaliber, a leading player in the international pharmaceutical industry based in Spain. Alcaliber has been granted a license to cultivate, produce, manufacture, export, import, and commercialize cannabis for medical and scientific purposes by the Spanish Agency of Medicinal Products and Medical Devices.  As a result of the agreement, Canopy Growth and Spektrum GmbH will grant Alcaliber a license to use certain strains and seeds to be grown and cultivated at Alcaliber's facilities for sale worldwide. On March 19, 2018, the Corporation completed a transfer of 1,500 cannabis clones to Alcaliber.

Restrictions on Business Activities Outside Canada

On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 2013 memorandum authored by then Deputy Attorney General James Cole (the “Cole Memorandum”) indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

In addition, on October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review.

We do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and our regulatory obligations with the TSX. While we have a number of partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market, these relationships are licensing relationships that see intellectual property developed in the U.S. brought into Canada, and in no manner, involve us in any U.S. activities respecting cannabis. Additionally, the market price of the common shares may be affected by regulatory changes and developments that affect the cannabis industry generally.

Sales and Distribution Strategy

Distribution

The distribution model for medical cannabis is prescribed by the ACMPR. Currently, Licensed Producers are only able to distribute medical cannabis through the mail to registered customers. Through our e-commerce platform, Tweed Main Street (see “Other Initiatives – Tweed Main Street”), customers who have successfully registered with Tweed are able to purchase our products online and have them shipped directly to the address indicated on their registration document. Customers are subject to order limits for ever 30-day window as prescribed by the ACMPR. For the upcoming recreational market, additional distribution channels will be available to Licensed Producers (see “Summary of the Cannabis Act and the Proposed Regulations”).

Operations

As of the date of this Annual Information Form, Canopy Growth’s business is conducted entirely through its various subsidiaries. Substantially all of the Corporation’s revenue is derived from the sale of medical marijuana by Tweed, Tweed Farms, Bedrocan, Spectrum, BC Tweed, Tweed Grasslands and Vert. Tweed, Bedrocan, Spectrum, Tweed Grasslands and Vert grow marijuana indoors for the purposes of sale and distribution of finished product in accordance with the ACMPR, whereas Tweed Farms and BC Tweed grows marijuana in a greenhouse.

The facilities are required to be in compliance with the ACMPR and any directives issued by Health Canada, which includes, strict security measures, equipment required to manage production, HVAC systems, odour control systems and laboratory equipment or outsourcing arrangements to monitor and test product quality.

Health Canada conducts unscheduled site inspections of Licensed Producers. Our Licensed Producers have experienced these inspections multiple times at their respective locations. While Health Canada routinely identifies aspects of the operations for improvement, our Licensed Producers respond to and comply with all requests from Health Canada within the time frames indicated in such requests and there are no outstanding inspection issues with Health Canada beyond the day-to-day adjustments that may occur in order to ensure ongoing compliance. As of the date of this Annual Information Form, only Mettrum Ltd., prior to being acquired by the Corporation, has voluntarily recalled distributed product. On November 2, 2016 Mettrum Ltd. conducted a Type III product recall, defined by Health Canada as a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. All patients who were potentially impacted were notified, corrective actions were put in place, and existing product and procedures re-tested and examined.

A primary specialized skill unique to the medical marijuana industry is with respect to the growing of product. While a background in the growing of marijuana specifically may be helpful, the nature of growing marijuana does not differ substantially from the nature of growing any other greenhouse product.

The Corporation also requires client care staff, which will grow as its business grows. Customer care staff is a skillset that is also generally available in the market.

Differentiation in the strains of medical marijuana is primarily achieved through the procurement of seeds. Obtaining seeds for growing medical marijuana must be done in accordance with the ACMPR.  Seeds must be obtained from a legal source which includes seeds acquired from Health Canada, seeds imported from a jurisdiction allowed to export seeds or seeds acquired from another Licensed Producer. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

Equipment used is specialized but is readily available and not specific to the cultivation of medical marijuana. Subject to available funding, the Corporation does not anticipate any difficulty in obtaining equipment as needed.

In November 2013, Tweed received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, Canopy Growth must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act for its Smiths Falls, Ontario facility. Canopy Growth filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry of the Environment. On May 8, 2017, Canopy Growth received notice that the Ministry has begun their technical review of the application and this review is still in progress as of the date of this Annual Information Form. At this time, it is unclear to the Corporation what requirements the Ministry will impose in connection with the Environmental Compliance Approval.

Products

The Corporation sells cannabis in multiple formats, including dried, oil and softgel capsules.

On May 5, 2014, Tweed made its first shipment of products to customers. Tweed sells its dried cannabis at prices ranging from $6 per gram, for value strains, to up to $12 per gram for premium strains. Typically, growth time, strain yield and market comparatives determine a strain’s price. Very particular strains may be priced higher, but this would be the exception. Tweed does not offer volume discounts to end users, but has developed an income-tested Compassionate Pricing Promise whereby eligible low-income patients may obtain a 20% discount off regular prices

In 2016, Tweed began selling cannabis oil made with GMO-free, organic sunflower oil. Starting with popular offerings, as determined by Tweed’s prior sales, of Argyle, Princeton and Highlands, Tweed introduces new strain-specific cannabis oils on an ongoing basis. Each 10 ml of cannabis oil contains the equivalent of 1 gram of the corresponding Tweed dried-flower variety. Spectrum currently produces approximately sixteen strains, chosen from a genetic library of over sixty strains. These strains are incorporated into “The Spectrum”, a classification system designed to foster an easy to understand product selection discussion between clients, health care practitioners, and Spectrum. We also offer additional dried cannabis and cannabis oil products through Bedrocan, our Partner Brands, and our CraftGrow collection.

In 2017, the Corporation launched the first-to-market easy to consume softgel capsules. In addition, in June 2018, we launched Spectrum softgels, which combines the Spectrum classification system, which is based on the cannabinoid content of the strain with our easy to consume softgels.

Business Strategy

Market Plans and Strategies

The cornerstone of the Corporation’s market strategy is to create visibility and awareness in the nascent market for commercially grown medical marijuana. The Corporation believes that its success in this market will be achieved by offering a broad range of quality products at competitive prices and delivered through outstanding client service under a well identified brand. Each strain of medical marijuana is unique and the Corporation believes that carrying a wide variety of strains is essential to its long-term success. See below under the headings “Risk Factors – Unfavourable Publicity or Consumer Perception”, “Risk Factors – Change in Laws, Regulations and Guidelines” and “Risk Factors – Competition” for further information.

Licensed Producers are not allowed to advertise their products to the public. On June 30, 2014 Health Canada circulated an advertising bulletin to all Licensed Producers outlining their concerns regarding the use of promotional materials and advertisements. On November 25, 2014 Health Canada issued warning letters to 20 Licensed Producers regarding their advertising practices. Tweed and Bedrocan were among the Licensed Producers who received warning letters and came into compliance with the marketing restrictions by January 12, 2015 and November 30, 2014 respectively, both within the required date indicated by Health Canada in the warning letter. Tweed, Bedrocan and Spectrum worked closely with Health Canada to address their concerns and came into compliance with the marketing restriction. None of our Licensed Producers have not been subject to any sanctions or penalties in connection with the marketing restrictions.

Although the Corporation is not allowed to advertise its products to the public, it is able to promote its products to doctors. A key focus for the Corporation has been to develop a multifaceted approach to reach doctors through direct and indirect outreach. The Corporation has established a presence at certain major physician focused conferences, and an exclusive presence at certain accredited physician education events. The Corporation has established a medical advisory board with several key opinion leaders which acts as a valuable resource for the medical outreach team who will interface directly with physicians at a rate of approximately 15,000 office calls per year throughout Ontario annually.

In its effort at promoting brand recognition without advertising its products directly to the public, the Corporation continues to hold community events (to the extent allowable within its regulatory environment) in order to build relationships and visibility for the brand.

In a given year, the Corporation will continue to invest in attending and participating in events in the medical community, including medical conferences, and reaching approximately 2000 unique physicians. Additionally, the Corporation expects to invest in local continuing medical education events to identify key strategic patient organizations with which to align. The Corporation has a number of medical advisors in place and continues to seek leaders to join its Advisory Committee.

Protection of Intellectual Property

On December 18, 2014 Canopy Growth entered into a Cannabis Production Pilot Agreement (the “Pilot Agreement”) with Indoor Harvest Corp. (“Indoor Harvest”), pursuant to which the parties partnered in a pilot project to test the production of medical marijuana using an aeroponic system designed by Indoor Harvest. Upon completion of the pilot project, Tweed will have the right to jointly apply for patents with Indoor Harvest for any technology developed under the Pilot Agreement. Tweed will receive the exclusive right to use the technology developed under the Pilot Agreement to cultivate medical marijuana in Canada and any jurisdiction outside of the United States on a royalty free basis, including the right to assign or sublicense any such rights. The research and testing of the aeroponic system is almost complete and both parties are ready to move on to the commercialization stage.

The proprietary nature of, and protection for, the Corporation’s products, technologies, processes, and know-how are a key aspect to our business. To establish and protect our intellectual property in Canada, we have made various trademark and patent applications. We rely on a combination of patents, trademarks and contractual restrictions to establish and protect our IP. We have established and continue to build proprietary positions in all key aspects of our business. The Corporation has retained legal counsel to analyze its unregistered intellectual property, and continually seeks out new opportunities for enhancing its intellectual property portfolio.

Competitive Environment

Competition

As of the date of this Annual Information Form, Health Canada has a total of 105 companies on its list of Licensed Producers, which includes duplicate sites for one Licensed Producer. Of these Licensed Producers, 50 (including Tweed, Tweed Farms, Bedrocan, Spectrum, Tweed Grasslands, and Agripharm) are fully authorized to sell finished product to registered customers.

There are also a number of existing growers of medical marijuana who have or will seek to obtain Licensed Producer status under the ACMPR. The Corporation believes that the stringent application and compliance requirements of the ACMPR may prove too onerous for some of those existing producers. In addition, the ACMPR allows individuals who have received the proper documentation from their doctors and who have registered with a Licensed Producer, to grow up to four marijuana plants at home.

In addition, there are illegal growers operating in the black market that, while operating illegally, still act as competitors to the Corporation by either diverting customers away due to product choice or price point of our products, or for those individuals who choose to continue to purchase their cannabis from the black market as it is more convenient, and they have grown accustomed to the quality and supply of their product.

The Corporation believes that its leadership team, brand strategy, commitment to high quality competitively priced strains, outstanding client service and a properly capitalized operation will enable the Corporation to establish and retain a leadership position in the market. The Corporation competes aggressively in terms of product quality, variety and price to differentiate its products, and maintains a focus on client services to retain a solid and sustainable position in the market. See below under the heading “Risk Factors – Competition” for further information.

Risk Factors

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Corporation faces. Additional risks and uncertainties, including those that the Corporation does not know about now or that it currently deems immaterial, may also adversely affect the Corporation’s business. If any of the following risks actually occur, the Corporation’s business may be harmed, and its financial condition and results of operations may suffer significantly.

We operate in a highly regulated business and we may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions in which we operate.

The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen. Our operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage, sale, health and safety and disposal of cannabis, including the ACMPR.

Health Canada inspectors routinely assess our facilities against ACMPR regulations and provide us with follow up reports noting observed deficiencies. We are continuously reviewing and enhancing our operational procedures and facilities both proactively and in response to routine inspections. We follow all regulatory requirements in response to inspections in a timely manner.

We currently incur and will continue to incur ongoing costs and obligations related to regulatory compliance. A failure on our part to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect our business, results of operations and financial condition.

The laws and regulations governing medical cannabis are still developing, including in ways that we may not foresee.

Our ability to achieve our business objectives is contingent, in part, upon our compliance with regulatory requirements enacted by governmental authorities and our obtaining all regulatory approvals, where necessary, for the sale of our products. We cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian medical cannabis industry. Similarly, we cannot predict how long it will take to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, results of operations and financial condition. Any amendment to or replacement of existing laws may cause adverse effects to our operations. The risks to our business represented by subsequent regulatory changes could reduce the addressable market for our products and could materially and adversely affect our business, financial condition and results of operations.

We and our subsidiaries have limited operating history, and accordingly, we are subject to many of the risks of early stage enterprises.

Tweed was incorporated in 2010, began carrying on business in 2013 and did not generate revenue from the sale of products until its first shipment of product on May 5, 2014. Tweed Farms was incorporated in 2012, began carrying on business in 2014 and had its first harvest in the quarter-ended December 31, 2014. Bedrocan Canada was incorporated in 2012, began carrying on business in 2013 and did not generate revenue from the sale of products until its first shipment on February 12, 2014. Spectrum Cannabis was incorporated in 2011, began carrying on business in 2013 and did not generate revenue from the sale of its products until 2014.

We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

We are reliant on our licences for our ability to grow, store and sell medical cannabis and other products derived therefrom and such licences are subject to ongoing compliance, reporting and renewal requirements.

Our ability to grow, store and sell medical cannabis in Canada is dependent on the licences.  The licences are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the licences or any failure to maintain the licences would have a material adverse impact on our business, financial condition and operating results.

Although we believe that we will meet the requirements of the ACMPR for future extensions or renewals of the licenses, there can be no guarantee that Health Canada will extend or renew these licences or, if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licences, or should they renew the licences on different terms, our business, financial condition and results of the operation would be materially adversely affected.

We are reliant on a small number of facilities

The licences held by Tweed, Tweed Farms, BC Tweed, Tweed Grasslands, Bedrocan, Spectrum, Vert and Agripharm are specific to those facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on our business, financial condition and prospects.  Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on our ability to continue operating under its licences or the prospect of renewing its licences.

All facilities continue to operate with routine maintenance. We will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. Our operations and financial performance may be adversely affected if we are unable to keep up with maintenance requirements.

Certain contemplated capital expenditures, including the construction of additional growing rooms and expanding our cannabis oil extraction capacity, will require Health Canada approval. There is no guarantee that Health Canada will approve the contemplated expansion and/or renovation, which could adversely affect our business, financial condition and results of operations.

We are highly dependent on our senior management.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on our business, operating results or financial condition.

We are reliant on a number of key inputs, and we are vulnerable to increases in price of those inputs.

Our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to its growing operations, as well as electricity, water and other utilities.  Our medical cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and operating results.

We are dependent on our suppliers and on access to, and our ability to retain, skilled labor.

Our ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components.  No assurances can be given that we will be successful in maintaining our required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by our capital expenditure program may be significantly greater than anticipated by our management, and may be greater than funds available to us, in which circumstance we may curtail, or extend the timeframes for completing, our capital expenditure plans. This could have an adverse effect on our financial results.

Our medical cannabis growing operations are subject to risks inherent in an agricultural business.

Our business involves the growing of medical cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although many of our operations grow their products indoors under climate- controlled conditions, at Tweed Farms and BC Tweed our products grow in a greenhouse environment and while all growing conditions are carefully monitored with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of our products.

We are reliant on third parties to transport our products to our customers.

Due to our direct to client shipping model, we depend on fast and efficient courier services to distribute our product. Any prolonged disruption of this courier service could have an adverse effect on our financial condition and results of operations. Rising costs associated with the courier services we use to ship our products may also adversely impact our business and ability to operate profitably.

Due to the nature of our products, security of the product during transportation to and from our facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on our business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on our ability to continue operating under our licences or the prospect of renewing our licences.

Premiums for our insurance coverage may not continue to be commercially justifiable, and our insurance coverage may have limitations and other exclusions and may not be sufficient to cover our potential liabilities.

We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

We are required to comply with safety, health and environmental regulations

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We have received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, we must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act. We filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry. On May 8, 2017, we received notice that the Ministry has begun their technical review of the application and as of the date of this Annual Information Form, it is still under review.

We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products we produced caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition.  There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Our products may be subject to recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products we produce are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. All patients who are potentially impacted are notified, corrective actions are put in place, and existing product and procedures re-tested and examined. We may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products we produce were subject to recall, our image and the image of that product could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products we produce and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The medical cannabis industry may receive unfavorable publicity or become subject to negative consumer perceptions.

We believe the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or our products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

We may not be able to attract or retain clients.

Our success depends on our ability to attract and retain clients.  There are many factors which could impact our ability to attract and retain clients, including but not limited to our ability to continually produce desirable and effective product, the successful implementation of our client-acquisition plan and the continued growth in the aggregate number of patients selecting medical cannabis as a treatment option. Our failure to acquire and retain patients as clients would have a material adverse effect on our business, operating results and financial condition.

We may not be able to successfully manage our growth.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a history of operating losses.

We have a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability. We have incurred losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we implement initiatives to continue to grow our business. If our revenues do not increase to offset these expected increases in costs and operating expenses, we will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

The development and operation of our business may require additional financing, which we may not be able to secure.

There is no guarantee that we will be able to achieve our business objectives. Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or our going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We had negative operating cash flow for the fiscal years ending March 31, 2015, March 31, 2016, and March 31, 2017. If we continue to have negative cash flow into the future, we may need to allocate additional financing proceeds to funding this negative cash flow in addition to our operational expenses. We may require additional financing to fund our operations to the point where we are generating positive cash flows.  Continued negative cash flow may restrict our ability to pursue our business objectives.

We must rely largely on our own market research and market demand which may not materialize.

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. In addition, market research relating to the adult-use cannabis industry is not yet available and as such, trends in the adult-use cannabis market can only be forecasted ahead of its anticipated legalization in the summer of 2018. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations and financial condition.

Conflicts of interest may arise between us and our directors and officers.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

In addition, we may also become involved in other transactions which conflict with the interests of our directors and officers who may from time to time deal with persons, firms, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those we desire. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, our directors are required to act honestly, in good faith and in our best interests.

From time to time we are involved in legal proceedings arising in the ordinary course of business.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us such a decision could adversely affect our ability to continue operating and the market price for the common shares and could use significant resources.  Even if we are involved in litigation and win, litigation can redirect significant resources.  Litigation may also create a negative perception of our brand. See below under “–Legal Proceedings and Regulatory Actions” for further information.

We compete for market share with a number of competitors and expect even more competitors to enter our market upon the Cannabis Act coming into effect, and many of our current and future competitors may have longer operating histories, more financial resources and lower costs than us.

While it is understood that Licensed Producers will continue to operate under the medical and adult-use regimes, the retail and distribution model in each province and territory in Canada will have an impact on our operations. The number of Licensed Producers is set to increase to meet the demand of the adult-use market, which could negatively impact our market share and demand for products.

The introduction of an adult-use model for cannabis production and distribution may impact the medical cannabis market. The impact of this potential development may be negative for us and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which we operate.

There is potential that we will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than us. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

We also face competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid licence under the ACMPR. Many illegal dispensaries are still in operation, providing us with additional competition.

If the number of users of cannabis in Canada increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect our business, financial condition and results of operations.

As well, the legal landscape for medical and adult-use cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another. We have some international partnerships in place, which may be affected if more countries legalize medical cannabis. Increased international competition might lower the demand for our products on a global scale. In particular, production in countries such as Colombia and Mexico might drive commoditization of cannabis, due to lower labor costs and climates more conducive to the cannabis growing without capital-intensive greenhouse facilities, which in turn would decrease prices and profitability and could have a material adverse effect on us.

The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain.

The Cannabis Act is not yet in force, and the regulations to the Cannabis Act have not yet been published, although Proposed Federal Regulations were published for public comment on November 21, 2017 and, on March 19, 2018, Health Canada published a summary of the comments received on the Proposed Federal Regulations as well as some proposed additions to the regulatory proposal. The Cannabis Act prohibits testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on our business, financial condition and results of operation. The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain.

In addition, the governments of every Canadian province and territory have, to varying degrees, announced proposed regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces and territories, or at all, or that any such legislation, if enacted, will create the growth opportunities that we currently anticipate. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect on our business, financial condition and results of operation.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect not to do business with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. For example, we received a notification from our prior principal banker advising us that they would no longer continue a banking relationship with us or any others in the cannabis industry. While we have other banking relationships and believe that the services can be procured from other institutions, we may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a material adverse effect on us.

We are subject to restrictions from the TSX which may constrain our ability to expand our business internationally.

On July 22, 2016, we cleared all conditions and received final approval from the TSX to list on the TSX. Our common shares commenced trading on July 26, 2016. Being listed on the TSX creates exposure for us at a higher level than what we experienced under the TSXV, despite the unprecedented level of openness we were required to maintain. We must comply with the TSX guidelines when conducting business, especially when pursuing international opportunities.

On October 16, 2017, the TSX provided clarity regarding the application of the Requirements (as defined below) to TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the Requirements could have an adverse effect on our business.

We operate as a holding company and depend on our subsidiaries for cash to satisfy the obligations of the holding company.

We are a holding company and essentially all of our assets are the capital stock of our material subsidiaries. We conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.

Our due diligence may not have revealed all material issues relating to our acquisitions.

While we conducted substantial due diligence in connection with the companies we have acquired, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which we are not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect our financial performance and results of operations. We currently anticipate that our acquisitions will be accretive; however, this expectation may materially change. We could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisitions. All of these factors could cause dilution to our earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of our common shares.

We may not be successful in the integration of the companies we have acquired into our business.

The success of our acquisitions will depend, in part, on our ability to realize the anticipated benefits and synergies from integrating those companies into our businesses.

We may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of the Acquired Companies with our existing operations. If integration is not managed successfully, we may experience interruptions in our business activities, deterioration in our employee and customer relationships, increased costs of integration and harm to our reputation, all of which could have a material adverse effect on our business, financial condition and results of operations. We may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of the Acquired Companies may also impose substantial demands on management. There is no assurance that these acquisitions will be successfully integrated in a timely manner. The challenges involved in our integration of the Acquired Companies may include, among other things, the following:

•	the necessity of coordinating both geographically disparate and geographically overlapping organizations;
•	retaining key personnel, including addressing the uncertainties of key employees regarding their future;
•	integrating the Acquired Companies into our accounting system and adjusting our internal control environment to cover the operations of the Acquired Companies;
•	integration of information technology systems and resources;
•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the integration of the Acquired Companies; and
•	unplanned costs required to integrate the Acquired Companies with our existing business.

We may be unable to successfully achieve the objectives of our strategic alliances.

We currently have, and may in the future enter into further, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to increased risk as a result of international expansion.

Our expansion into jurisdictions outside of Canada is subject to additional business risks, including whether any market for our products will develop or be maintained. We may face new or unexpected risks or significantly increase our exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit our ability to successfully expand our operations into such jurisdictions and may have a material adverse effect on our business, financial condition and results of operations.

We may encounter political and other risks in emerging markets.

We have operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose us to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression; war or civil war; social and labor unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which we operate may adversely affect our operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

We continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof on our operations; however, such developments cannot be accurately predicted and could have an adverse effect on our operations or profitability.

There may be a risk of corruption and fraud in the emerging markets in which we operate.

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which we operate or may operate.  Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect our ability to operate in such jurisdictions. Any of the foregoing risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

Our operational in emerging international markets may posed an increased inflation risk on our business.

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which we operate or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which we operate experience high levels of inflation in the future and/or price controls are imposed, we may not be able to adjust the rates we charge customers to fully offset the impact of inflation on our cost structures, which could adversely affect our results of operations or financial condition.

Foreign jurisdiction may impose ownership or control restrictions that could adversely impact our international operations.

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which we operate in certain countries. Accordingly, our current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and our ownership or access rights in respect of any property we own or lease in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on our business, results of operations, financial condition and cash flows.

We rely on international advisors and consultants in order to keep abreast of material legal, regulatory and government developments that impact our business and operations in the jurisdictions in which we operate.

The legal and regulatory requirements in the foreign countries in which we operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist with governmental relations. We must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance our understanding of and appreciation for the local business culture and practices. We also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business.

International operations will result in increased operational, regulatory and other risks.

We may in the future expand into other geographic areas, which could increase our operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of our operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require us to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. We may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with our existing operations.

Canadian laws impose prohibitions on corruption and bribery that may be violated by employees or other agents without our knowledge and despite our policies and procedures.

Our business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are subject to the anti-bribery laws of any other countries in which we conduct business. Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and anti-bribery laws for which we may be held responsible. Our policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that internal control policies and procedures will always protect us from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by affiliates, employees, contractors or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Future sales or issuances of equity securities could decrease the value of our common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of the common shares.

Additional issuances of our securities may involve the issuance of a significant number of common shares at prices less than the current market price for the common shares. Issuances of substantial numbers of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Our common share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;
•	recommendations by securities research analysts;
•	changes in the economic performance or market valuations of companies in the industry in which we operate;
•	addition or departure of our executive officers and other key personnel;
•	release or expiration of transfer restrictions on outstanding common shares;
•	sales or perceived sales of additional common shares;
•	operating and financial performance that vary from the expectations of management, securities analysts and investors;
•	regulatory changes affecting our industry generally and our business and operations;
•	announcements of developments and other material events by us or our competitors;
•	fluctuations to the costs of vital production materials and services;
•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•	operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and
•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of our common shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of our common shares may be materially adversely affected.

The listing on the TSX and NYSE may increase the volatility in the price of our common shares.

Our listing on both the TSX and NYSE may increase price volatility due to various factors, including the ability to buy or sell common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares.

We may not pay dividends in the future.

We have never declared nor paid any dividends on our common shares and we have no plans to pay dividends for the foreseeable future. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time and such other factors as they may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they are able to sell their shares of the Corporation for a price greater than that which such investors paid for them.

There is no assurance of a sufficient liquid trading market for our common shares in the future.

Our shareholders may be unable to sell significant quantities of common shares into the public trading markets without a significant reduction in the price of their common shares, or at all. There can be no assurance that there will be sufficient liquidity of our common shares on the trading market, and that we will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

There is no assurance we will continue to meet the listing requirements of the TSX and NYSE.

We must meet continuing listing requirements to maintain the listing of our common shares on the TSX and NYSE. The inability to meet the continuing listing requirements could adversely affect our results of operations or financial condition.

A significant number of our common shares are owned by Greenstar Holdings.

Greenstar Holdings owns a substantial number of the outstanding common shares (on a fully diluted basis) and, through its pre-emptive rights, has the ability to maintain its ownership level. As such, Greenstar Holdings is in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, Greenstar Holdings could delay or prevent a change in control that could otherwise be beneficial to our shareholders.

We may lose our status as a foreign private issuer.

In order to maintain our status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our common shares are held in the United States and if we fail to meet the additional requirements necessary to avoid loss of our foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

We have substantial obligations as a public company.

The Corporation’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Corporation’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Corporation is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board, the U.S. Securities and Exchange Commission (the “SEC”) and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

The Corporation is also subject to corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the United States. Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators. We anticipate that for the fiscal year ending March 31, 2020, the Corporation will be required to document and test its internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of the Corporation’s controls. Internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. The Corporation may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time. If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of the Corporation.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results, or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations.

Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us. If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand, and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with section 404 of SOX.

DIVIDENDS

As of the date hereof, the Corporation has not paid any dividends on its outstanding Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of Canopy Growth’s board of directors and will depend on, among other things, the Corporation’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares.  As of the date of this Annual Information Form, there are 201,084,905 Common Shares issued and outstanding.  The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Corporation. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

At the Corporation’s Annual General Meeting, held in September 2017, the shareholders voted in favour of the adoption of an Omnibus Incentive Plan (the “Incentive Plan”) to replace the existing stock option plan. Pursuant to the Incentive Plan, the Corporation is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Corporation and/or its affiliates (“Canopy Personnel”) are eligible to receive awards of common share purchase options (“Options”) restricted share units (“RSUs”), deferred share units (“DSUs”), stock appreciation rights (“Stock Appreciation Rights”), restricted stock (“Restricted Stock”), performance awards (“Performance Awards”) or other stock-based awards (collectively, the “Awards”), under the Incentive Plan. All Awards granted under the Incentive Plan are non-transferable.

In addition, at the Corporation’s Annual General Meeting, the shareholders voted in favour of the adoption of the Employee Stock Purchase Plan of the Corporation (the “Purchase Plan”). Under the Purchase Plan, active employees regularly employed by the Corporation or any of its subsidiaries who have been employed for at least three months, may contribute up to 5% of their total salary to purchase Common Shares. All regular full-time employees of the Corporation and its participating subsidiaries, but not nonexecutive members of the Board, may participate in the Purchase Plan. The rights of participants under the Purchase Plan are not transferable.

Copies of both the full Incentive Plan and the full Purchase Plan can be found in the Corporation’s Management Information Circular 2017 filed on SEDAR.

MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the TSX under the trading symbol “WEED”.  The following table sets forth the price range per share and trading volume for the Common Shares on the TSX between April 1, 2017 and March 31, 2018.

Period	High Trading Price ($)	Low Trading Price ($)	Volume (#)
March 2018	$34.71	$26.99	115,318,900
February 2018	$31.77	$20.85	114,638,000
January 2018	$44.00	$29.07	186,714,000
December 2017	$33.09	$17.91	110,421,600
November 2017	$21.72	$15.89	170,877,000
October 2017	$17.07	$10.75	106,310,600
September 2017	$10.89	$8.91	31,958,700
August 2017	$9.21	$8.36	15,799,400
July 2017	$9.53	$7.73	19,035,600
June 2017	$8.81	$6.58	30,794,900
May 2017	$9.34	$7.37	31,351,900
April 2017	$11.14	$8.86	58,444,800

Stock Options

The following table summarizes details of the stock and compensation options issued under the Corporation’s Omnibus Incentive Plan that were outstanding and exercisable as at March 31, 2018:

Options Outstanding			Options Exercisable
Number Outstanding at March 31, 2018	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Number Exercisable at March 31, 2018	Range of Exercise Prices
3,471,904	3.41	$0.56 - $3.78	1,569,274	$0.56 - $3.78
5,731,691	5.13	$3.79 - $8.51	577,665	$3.79 - $8.51
2,712,240	4.91	$8.52 - $11.76	536,254	$8.52 - $11.76
1,540,000	5.67	$11.77 - $27.94	16,667	$11.77 - $27.94
3,790,000	5.88	$27.95 - $33.66	-	$27.95 - $33.66

As of the date hereof, there are 17,006,079 options outstanding pursuant to Canopy Growth’s stock option plan and no agent’s options outstanding.

Warrants

In connection with the Constellation Transaction, Canopy Growth issued a total of 18,876,901 replacement warrants to Greenstar Holdings, subject to certain restrictions, expiring 30 months from November 2, 2017. Such warrants are non-transferrable without the prior written consent of Canopy Growth. All previously held rTrees warrants, as disclosed in last year’s Annual Information Form, were exercised or expired by April 30, 2018.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Corporation’s securities of each class held, to the Corporation’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form:

Designation of Class	Number of securities held in escrow	Percentage of class(1)
Common Shares	229,952 (2)(3)(4)	0.001%

Notes:

(1)	Based on 201,084,905 Common Shares issued and outstanding as of the date of this Annual Information Form.
(2)

Pursuant to the License Agreement, LBC Holdings, Inc. will receive a combination of Common Shares, royalties, and monetary compensation, released over the course of the agreement. The share consideration is comprised of Common Shares totaling 386,100, of which 250,965 Common Shares were deposited into escrow with LaBarge Weinstein LLP, as escrow agent, for release, subject to meeting certain service criteria, over the initial three years of the term. As of the date hereof, 232,142 Common Shares have been released and 18,823 Common Shares are escrowed for release pursuant to the terms of the License Agreement.

(3)

Pursuant to the Medcann GmbH Acquisition Agreement, Medcann GmbH will receive a total of 1,165,272 Common Shares, of which 674,631 Common Shares were issued on December 12, 2016, 367,981 Commons Shares were issued on November 23, 2017, in connection with the 18-month anniversary of obtaining an Import and Distribution License from the German Health Minister and the remaining 122,660 Common Shares will be (i) released from escrow upon achieving certain other milestones within two years of closing the transaction, or (ii) released to the Corporation for cancellation.

(4)

Pursuant to the Vert Médical Acquisition Agreement, the former shareholders of Vert Médical will receive a total of 294,900 Common Shares, of which 58,978 Common Shares were issued on November 1, 2016 and 147,453 Common Shares were issued on January 5, 2018, with the remaining 88,469 Common Shares are (i) escrowed for release to former Vert Medical shareholders, subject to meeting certain licensing and capacity milestones, or (ii) released to the Corporation for cancellation.

DIRECTORS AND EXECUTIVE OFFICERS

Set out below are the names, committee memberships (as at the date hereof), province or state and Country of residence, principal occupations and periods of service of the directors and executive officers of the Corporation.

Name and Province or State and Country of Residence	Period or periods during which each proposed director has served as a director of Canopy Growth	Position with the Corporation	Number and Percent of Common Shares Held(10)
Bruce Linton Ottawa, Ontario, Canada	March 25, 2014 – Current	Director, Chief Executive Officer and Chair	2,742,511(1) (1.4%)
John K. Bell(7)(9) Cambridge, Ontario, Canada	October 28, 2014 – Current	Lead Director	100,000(2) (0.04%)

Name and Province or State and Country of Residence	Period or periods during which each proposed director has served as a director of Canopy Growth	Position with the Corporation	Number and Percent of Common Shares Held(10)
Chris Schnarr, ICD.D. (6)(8) Mississauga, Ontario, Canada	March 26, 2014 – Current	Director	Nil
Murray Goldman(6) Toronto, Ontario, Canada	August 28, 2015 – Current	Director	4,407,268(3) (2.2%)
Peter E. Stringham(7) New York, USA	September 15, 2016 – Current	Director	7,500 (0.004%)
Mark Zekulin Ottawa, Ontario, Canada	N/A	President of Canopy Growth	283,876(4) (0.14%)
Tim Saunders Ottawa, Ontario, Canada	N/A	Senior Vice President and Chief Financial Officer	Nil
Deborah Weinstein Ottawa, Ontario, Canada	N/A	Secretary	185,561(5) (0.09%)

Notes:

(1)	2,566,225 of these Common Shares are held by HBAM Holdings Inc., a corporation controlled by Mr. Linton and 105,486 of these Common Shares are held by GMP Securities L.P. in trust for Mr. Linton.
(2)	63,650 of these Common Shares are held by Onbelay Capital of which John K. Bell is the principal.
(3)	Held by Goldamp Holdings Ltd. of which Murray Goldman is the principal.
(4)	49,461 of these Common Shares are held by GMP Securities L.P. in trust for Mr. Zekulin.
(5)	85,561 of such shares are owned by Deborah Weinstein Professional Corporation, a corporation controlled by Ms. Weinstein.
(6)	Chair of the Audit Committee.
(7)	Member of the Audit Committee.
(8)	Member of Compensation and Governance Committee.
(9)	Chair of Compensation and Governance Committee.
(10)	Based on 201,084,905 Common Shares issued and outstanding as at the date of this Annual Information Form.

The term of each director of Canopy Growth will expire on the date of the next annual meeting of shareholders of Canopy Growth. As of the date hereof, the directors and senior officers of Canopy Growth as a group beneficially own, directly or indirectly, or over which control or direction is exercised, 7,726,716 of the issued and outstanding Common Shares, representing approximately 3.84% of the total votes attaching to all of the outstanding voting securities of Canopy Growth (or 11,181,467 Common Shares representing 5.6% of the total outstanding voting securities of Canopy Growth assuming exercise of options held).

The following sets out additional information with respect to the education, experience and employment history of each of the directors and officers referred to above during the past five years.

Bruce Linton

Mr. Linton is the founder of Canopy Growth Corporation (CGC) and co-founder of Tweed Marijuana Incorporated and has been the Chief Executive Officer since 2014. Canopy Growth was the first cannabis producing Corporation in North America to be listed on a major stock exchange (TSX, July 2016), included on a major stock index (S&P/TSX Composite Index, March 2017) and to be listed on the NYSE (May 2018). Bruce’s primary focus has been to position cannabis brands in a competitive market and to raise the capital necessary to fund such operations. Bruce’s experience as a founder, CEO, and Board member across a wide variety of enterprises has influenced the positive start of Canopy Growth, which to date has enjoyed market support for capital raises of over $200 million. Bruce has led six M&A transactions valued over $500 million total since founding CGC.

In addition to his leadership responsibility at Canopy Growth, since 2007 Bruce has been the President of HBAM Holdings Inc. and since 2013, Bruce has been the CEO of communications company Martello Technologies. After beginning his career at Newbridge Networks Corporation, he has since held positions that include General Manager and Re-Founder of Computerland.ca, President and Co-Founder of webHancer Corp, and part of the establishing team at CrossKeys Systems Corporation. He was also part of the leadership team for the NASDAQ/TSX initial public offering at CrossKeys. He is the past Chairman of the Ottawa Community Loan Foundation, past Board Member on World Bank Water and Sanitation Program Council, past Board Member and Treasurer of Canada World Youth, past Board of Governor for Carleton University, past President of the Nepean Skating Club, and past President of Carleton University Students Association.

John K. Bell, FCA, FCPA, ICD.D

Mr. Bell founded Shred-Tech and grew it into a global giant in the mobile document shredding and recycling industry. After selling Shred-Tech in 1995, he purchased Polymer Technologies and grew it from a local plastics manufacturer to a global auto parts company before exiting in 2007. John also served as interim CEO and director of ATS Automation (TSX), which operates 24 global manufacturing facilities, has 4,000 employees and $700 million in sales during a time of management and board renewal in 2007. John was the lead investor and Chairman of BSM Wireless (TSX-V). First investing in 2006, he led board and management renewal leading to substantial and profitable growth before successfully exiting in 2014. John sits on the Board of Strongco Corp, traded on the Toronto Stock Exchange as SQP and DelMar Pharmaceuticals, which is traded on NASDAQ as DMPI and since 2009, has been on the Board of The Royal Canadian Mint, a $3 Billion Crown Corporation. Since 2005, Mr. Bell has acted as the Chairman and CEO Onbelay Capital Inc. an investment management and holding corporation.

Chris Schnarr, ICD.D

Mr. Schnarr is the Managing Director of Lorian Group Inc., a capital markets consultancy. Mr. Schnarr has over 25 years of experience founding, managing, and advising growth companies, including strategy, corporate finance, capital markets, corporate development, M&A, financial reporting, and governance. His functional experience across executive positions spans Treasurer, Executive Vice President, Chief Financial Officer, President, and Chief Executive Officer. From May 2014 to November 2016, Mr. Schnarr acted as President and CFO of Delivra Inc. a Corporation involved in the development and sale of transdermal products and technologies and from August 2011 to August 2013, he acted as CEO and Director of BioExx Specialty Proteins Ltd. His broad industry experience includes technology (hardware, software, and services), communications, agriculture, food processing and food ingredients, financial services, health care, and sustainability. Mr. Schnarr has over 20 years of public Corporation Board experience across TSX:V and TSX listed companies, as well as extensive committee experience. He is also a Director and Chair of the Compensation & Governance Committee and a member of the Audit Committee of VitalHub Corp. (TSX:V).

Mr. Schnarr holds a Masters in Business Administration (finance) from University of British Columbia (1990), and a Bachelor of Business Administration degree with a Minor in Economics, from Wilfrid Laurier University (1989). He is a member of the Institute of Corporate Directors, a graduate of the Directors Education Program at the Rotman School of Business at the University of Toronto, and holds the ICD.D designation.

Murray Goldman

Mr. Goldman, is the former Chairman of Bedrocan Canada Inc. and joined the Board of Directors when Bedrocan was successfully acquired by Canopy Growth. Mr. Goldman is the founder and Chairman of The Goldman Group, a fully integrated real estate development Corporation that has developed and built in Canada, the United States and Israel for over 50 years. The Corporation has a history of innovative and original mixed-use developments that have established precedent- setting neighbourhoods in the Greater Toronto Area. In 2010, Mr. Goldman received the NAIOP lifetime achievement award acknowledging his leadership in this field. Mr. Goldman continues to serve as a director of a number of prominent organizations and is a major investor and founder of a number of innovative medical and scientific research companies.

Peter Stringham

Mr. Peter E. Stringham retired in 2016 as Chairman and Chief Executive Officer of The Young & Rubicam Group Of Companies. Mr. Stringham served as the Chief Executive Officer of Young & Rubicam Brands at Young & Rubicam, Inc. since March 2, 2007. Mr. Stringham served as Group General Manager of Marketing of HSBC Holdings PLC. and HSBC Bank plc. since 2001. He served as Head of Global Marketing for HSBC Holdings plc. until March 2007. He joined HSBC in 2001 and served for 6 years, where he was instrumental in positioning it as the 'world's local bank' in a series of local advertising and marketing campaigns, and has helped build HSBC into one of the world's most recognized brands. He consolidated HSBC's advertising and marketing duties with a single lead worldwide marketing services group. He served with WPP Group to cover HSBC's operations in 76 countries and territories.

Mark Zekulin

Since 2015, Mark has been the President of Canopy Growth, previously acting as the President of Tweed, Officer, Vice President and General Counsel of Canopy Growth. He ensures that patients and healthcare practitioners choose Canopy Growth, through its subsidiaries as Licensed Producers, as their trusted supplier of marijuana for medical purposes. This includes overseeing the Corporation’s medical and patient outreach strategy, driving operations and advancing the Corporation’s market strategy.

A graduate from the University of Waterloo in Mathematics, the University of Ottawa in Law, and the University of Cambridge in International Law, Mark has previously provided legal, political and strategic advice to high-profile local and international corporate clients, most recently as Counsel at the Ottawa-Washington international trade law firm of Cassidy Levy Kent. Previously, Mark has also served as a Senior Advisor to the Honourable Dwight Duncan, the Ontario Minister of Finance, and has worked internationally at the Business and Industry Advisory Committee to the Organization for Economic Co-operation and Development (OECD) as Acting Senior Policy Manager.

Tim Saunders

Tim has been the Chief Financial Officer of Canopy Growth since 2005. Tim is a finance executive experienced with large international public companies and private equity-backed start-ups, having worked both in Canada and Europe. His leadership style focuses on business transformation and forward thinking to advance business capability and the business model. Tim joined Canopy Growth in summer 2015 after gaining executive and leadership experience across a number of sectors including mobile, telecom, semiconductors, manufacturing and clean tech. Tim most recently led Black Canvas Consulting with assignments such as Strategic Advisor to the President's Office of Export Development Canada. Tim was previously a senior finance executive with Vodafone, Oskar Mobil, Mitel and Zarlink Semiconductor and CFO at Plasco Energy Group where he was instrumental in raising $360 million in capital during the early start-up of the Corporation until 2013.

Tim earned his CPA, CA with PricewaterhouseCoopers and is a graduate of Bishop’s University (Quebec) where he obtained his BBA. Tim also earned an executive certificate from the Ivey School of Business at the University of Western Ontario.

Deborah Weinstein

Deborah Weinstein is the Secretary of Canopy Growth.  Ms. Weinstein does not work full time for the Corporation, but devotes such time as is required in connection with her duties. Ms. Weinstein currently serves as a director of OpenText Corporation and Dynex Power Inc., as well as secretary of Thermal Energy International Inc. Ms. Weinstein holds a law degree from Osgoode Hall Law School at York University.  Ms. Weinstein is called to the bar of Ontario as a member of the Law Society of Upper Canada.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of Canopy Growth is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any Corporation (including Canopy Growth) that was subject to a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation that was (i) in effect for a period of more than 30 consecutive days, (ii) issued while the director or executive officer was acting in that capacity, or (iii) issued after that person ceased to act in that capacity but which resulted from an event that occurred while that person was acting in that capacity.

Except as disclosed below, no director or executive officer of Canopy Growth or, to the knowledge of Canopy Growth, any shareholder holding a sufficient number of securities of Canopy Growth to affect materially the control of Canopy Growth:

(a)

is, as of the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any Corporation (including Canopy Growth) that, while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this Annual Information Form, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Chris Schnarr was a director and an officer of BioExx Specialty Proteins Ltd. and its subsidiaries (“BioExx”) which was a reporting issuer listed on the TSX.  Mr. Schnarr resigned from the board of directors and as an officer of BioExx and its subsidiaries on August 28, 2013.  On October 1, 2013, BioExx commenced proceedings under the Companies’ Creditors Arrangement Act (Canada). On the same date, the trading of BioExx’s shares on the TSX was halted and on November 6, 2013 the shares of BioExx were delisted from the TSX.

In December 2010, while Bruce Linton was a director of Sitebrand Inc. (“Sitebrand”) its wholly owned subsidiary, Sitebrand.com Inc., filed a Notice of Intention to make a proposal to its creditors and obtained protection from its creditors under the provisions of the Bankruptcy and Insolvency Act and in February 2011 Sitebrand.com Inc. made an assignment in bankruptcy under the provisions of the Bankruptcy and Insolvency Act. While Bruce Linton was a director of Sitebrand, Sitebrand was subject to a cease trade order issued by the Ontario Securities Commission on April 4, 2011 and British Columbia Securities Commission on April 7, 2011 for failure to file required audited annual financial statements and interim financial statements in the prescribed time. This cease trade order was revoked on August 5, 2011.

No director or executive officer of the Corporation or, to the knowledge of the Corporation, shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

We may from time to time become involved in transactions which conflict with the interests of our directors and the officers.  The interests of these persons could conflict with those of the Corporation. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws.  In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

See below under the heading “Interests of Management in Material Transactions” for ongoing transactions in which a director or officer of the Corporation has an interest.

Promoters

Bruce Linton, the Chief Executive Officer and a director of the Corporation, is a promoter of the Corporation. Mr. Linton is compensated pursuant to a consulting agreement with the Corporation and is awarded stock-based awards based on performance and in accordance with the direction of the Compensation and Governance Committee. As of the date hereof, Mr. Linton beneficially owns, controls or directs, directly or indirectly, 2,742,511 Common Shares, comprising 1.4% of the issued and outstanding Common Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than those disclosed in this document, we are not aware of: (a) any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

The following is a brief summary of certain ongoing litigation matters that the Corporation is aware of:

On November 2, 2016 Mettrum Ltd. conducted a Type III product recall (“Mettrum Recall”), defined by Health Canada as a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. In March 2017, two separate class action lawsuits relating to the Mettrum Recall, one in the Ontario Court of Justice and the other in the Supreme Court of Nova Scotia, were initiated naming Mettrum Ltd., and Canopy Growth Corporation, Mettrum Health Corp. and Mettrum Ltd. as respondent, respectively. The Ontario action seeks damages for the proposed class of individuals who purchased the products affected by the recall. The plaintiff is seeking $100,000,000 in general damages, $10,000,000 in punitive damages, medical monitoring funding, and certain other relief. The plaintiff served its certification record on or about May 4, 2018.  The Corporation’s responding certification is due on July 7, 2018. The Corporation and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. The proposed Nova Scotia action is stayed pending a determination in the Ontario action.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Bedrocan leases its operating facility at 16 Upton Road, Toronto, Ontario and 43 Upton Road Toronto, Ontario from Goldman (16 Upton) Limited and Goldman (Upton) Ltd., respectively. Murray Goldman, a director of Canopy Growth, is an officer, director and holds a majority interest in Goldman Holdings Ltd., which is an affiliate of Goldman (16 Upton) Limited and Goldman (Upton) Ltd. Furthermore, and pursuant to its amended lease agreement, there is a $2,000,000 loan to Bedrocan in connection with the construction of the Bedrocan manufacturing facility, which carries an interest rate of 10% per annum and is payable to Bedrocan’s landlord over a period ending July 1, 2024 (the “Goldman Loan”). The Goldman Loan is payable over the initial term of the amended lease by way of additional monthly rent of approximately $27,100. In connection with the Arrangement, Canopy Growth entered into an indemnification agreement with Goldman (16 Upton) Limited and Goldman (Upton) Ltd. pursuant to which Canopy Growth will indemnify Bedrocan’s obligations under leases for its operating facilities.

On November 1, 2016, Canopy Growth entered into a Memorandum of Understanding with the Goldman Group to expand Canopy Growth’s cannabis production capacity and geographic footprint. Murray Goldman, a director of Canopy Growth is also the founder of The Goldman Group. The Goldman Group will acquire new properties across Canada for the design and/or build of new Canopy Growth production facilities. Subject to the Corporation’s approval, these facilities will be constructed to Canopy Growth’s proprietary specifications as they are defined by established production methods for each of its subsidiaries and leased back to the Corporation. The Goldman Group through its affiliates owns approximately 1.2% of the outstanding shares of Canopy Growth and is already the landlord of the Corporation's Bedrocan Canada Inc. properties. In connection with the Memorandum of Understanding, 10252832 Canada Inc., a subsidiary of the Corporation, entered into a lease agreement on August 15, 2017, with The Goldman Group, for the building and land at 4103 84 Avenue, Edmonton (the “Edmonton Facility”). The Corporation has submitted an application to become a Licensed Producer under the ACMPR at the Edmonton Facility.

On January 15, 2017, the Tweed acquired the property at 1 Hershey Drive, in Smiths Falls, Ontario, thereby terminating the Tweed Lease Agreement dated December 27, 2013 between Tweed and the landlord, Tweed Hershey Drive Inc. Bruce Linton, Chairman, Chief Executive Officer and director of Canopy Growth, is an officer, director and holds a majority interest in Tweed Hershey Drive Inc. The entire 472,000 square feet facility could almost triple current production and processing capacity, and the 42-acre site could house hundreds of thousands of square feet of additional production and processing space. The facility was acquired for $6.6 million, of which $823,980 was settled with the issuance of 94,397 common shares of the Corporation, with the remainder paid in cash on closing. Bruce Linton, as an officer, director, and shareholder of Tweed Hershey Drive Inc. received 70,800 of the 94,397 shares issued, which are subject to a 4-month lockup.  See above under “Business of Canopy Growth – Tweed Inc.” for further information.

Vert leases a facility at 5052, 4e Rang, Saint-Lucien (Quebec) J0C 1N0 from Dany Lefebvre. Mr. Lefebvre is a director of Vert.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for Canopy Growth’s Common Shares is Computershare Trust Corporation of Canada Inc. at 100 University Ave, 11th Floor, South Tower Toronto, ON M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Corporation during the 12-month period ending March 31, 2018 which are material or entered into before the 12-month period ending March 31, 2018 but are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations are the following.

a)

the Agreement Amending Lease between Bedrocan and Goldman (Upton) Limited dated August 28, 2015 amending the lease agreement between Bedrocan and Goldman (Upton) Limited dated October 15, 2013 pursuant to which Goldman (Upton) Limited leases to Bedrocan the lands and premises known municipally as 43 Upton Road, Toronto;

b)	the Amended Bedrocan 16 Upton Lease between Bedrocan and Goldman (16 Upton) Limited dated August 28, 2015 (see “Licensed Producers – Bedrocan”);
c)	the Lease Agreement with The Goldman Group, for the building and land at 4103 84 Avenue, Edmonton, Alberta;
d)

the Subscription Agreement dated October 27, 2017, and the Investor Rights Agreement dated November 2, 2017 between Canopy Growth Corporation and Greenstar Holdings, an affiliate of Constellation Brands on November 2, 2017, whereby Constellation Brands invested CDN $245 million in exchange for 9.9% equity in the Corporation, through the issuance of 18,876,901 Common Shares and 18,876,901 warrants to an affiliate of Constellation Brands.

e)

the underwriting agreement dated January 17, 2018, as amended on January 18, 2018, between Canopy Growth, GMP Securities L.P., and BMO Capital Markets, and including Canaccord Genuity Corp., Eight Capital, Beacon Securities Limited, and PI Financial Corp., pursuant to which, among other things, Canopy Growth agreed to sell up to 5,800,000 common shares at a price of $34.60, resulting in aggregate gross proceeds to Canopy Growth of $200,680,000.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com.   The above summaries are qualified in their entirety by reference to the terms of the material contract.

AUDIT COMMITTEE INFORMATION

The Audit Committee’s mandate is attached hereto as Schedule “A”.

As of March 31, 2018, the Audit Committee of the Corporation was composed of three (3) members. The current members are John K. Bell, Chris Schnarr, and Peter Stringham. Mr. Schnarr chairs the Audit Committee and Mr. Bell and Mr. Stringham are non-employee members of our board of directors.

The Board of Directors believes that the composition of the Audit Committee reflects financial literacy and expertise.  Currently, the three members have been determined by the Board to be “independent” and “financially literate” as such terms are defined under National Instrument 52-110 – Audit Committees (“NI 52-110”).  The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Chris Schnarr, ICD.D

Chris Schnarr is a Director and Chair of the Audit Committee. Mr. Schnarr does not work full time for the Corporation, but devotes such time as is required in connection with his duties. Mr. Schnarr has 25 years of experience founding, managing, and advising growth companies, including strategy, corporate finance, capital markets, corporate development, M&A, financial reporting, and governance. His functional experience across executive positions spans Treasurer, Executive Vice President, Chief Financial Officer, President, and Chief Executive Officer. Mr. Schnarr has over 20 years of public Corporation Board experience across TSXV and TSX listed companies, as well as extensive committee experience. He is also a Director and Chair of the Compensation & Governance Committee and a member of the Audit Committee of VitalHub Corp. (TSX:V).  He is a member of the Institute of Corporate Directors, a graduate of the Directors Education Program at the Rotman School of Business at the University of Toronto and holds the ICD.D designation.

John K. Bell, CPA, FCA, ICD.D

John K. Bell is a Lead Director and a member of the Audit Committee. Mr. Bell does not work full time for the Corporation, but devotes such time as is required in connection with his duties. Mr. Bell founded Shred-Tech and grew it into a global giant in the mobile document shredding and recycling industry. After selling Shred-Tech in 1995, he purchased Polymer Technologies and grew it from a local plastics manufacturer to a global auto parts Corporation before exiting in 2007. John also served as interim CEO and director of ATS Automation (TSX), which operates 24 global manufacturing facilities, has 4,000 employees and $700 million in sales during a time of management and board renewal in 2007. John was the lead investor and Chairman of BSM Wireless (TSX-V). First investing in 2006, he led board and management renewal leading to substantial and profitable growth before successfully exiting in 2014. John sits on the Board of Strongco Corp, traded on the Toronto Stock Exchange as SQP and DelMar Pharmaceuticals, which is traded on OTCQX as DMPI and is Vice-Chair of the Audit Committee and on the Board of The Royal Canadian Mint, a $3 Billion Crown Corporation.

Peter Stringham

Peter E. Stringham is a member of the Audit Committee and does not work full time for the Corporation but devotes as much time as is required in connection with his duties. Mr. Stringham retired in 2016 as Chairman and Chief Executive Officer of The Young & Rubicam Group Of Companies. Mr. Stringham served as the Chief Executive Officer of Young & Rubicam Brands at Young & Rubicam, Inc. since March 2, 2007. Mr. Stringham served as Group General Manager of Marketing of HSBC Holdings PLC. and HSBC Bank plc. since 2001. He served as Head of Global Marketing for HSBC Holdings plc. until March 2007. He joined HSBC in 2001 and served for 6 years, where he was instrumental in positioning it as the 'world's local bank' in a series of local advertising and marketing campaigns and has helped build HSBC into one of the world's most recognized brands. He consolidated HSBC's advertising and marketing duties with a single lead worldwide marketing services group. He served with WPP Group to cover HSBC's operations in 76 countries and territories.

Pursuant to the terms of the Audit Committee Mandate, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the external auditor.

The following table sets forth, by category, the fees for all services rendered by the Corporation’s external auditors, Deloitte LLP, for the financial years ending March 31, 2017 and March 31, 2018.

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	Other Fees
March 31, 2017	$747,500	Nil	$340,000	Nil
March 31, 2018	$1,670,867	$360,820	$434,925	Nil

Notes:

(1)

Aggregate audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Canopy Growth’s financial statements and are not reported as “Audit fees.”

(2)	Aggregate tax fees billed for tax compliance, advice, planning and assistance with preparation of tax returns.

INTERESTS OF EXPERTS

Deloitte LLP is the independent auditor of the Corporation and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, where applicable, is contained in the management information circular prepared by the Corporation in connection with its annual general and special meeting of shareholders which is expected to be held on September 15, 2017. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for our most recently completed financial year, each of which and is available under the Corporation profile at www.sedar.com.

SCHEDULE “A”

CANOPY GROWTH CORPORATION

(the “Corporation”)

AUDIT COMMITTEE MANDATE

Purpose

The Board of Directors (the “Board”) of Canopy Growth Corporation (“CGC”) has established the Audit Committee (the “Committee”) as a standing committee of the Board for the purposes of overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of CGC’s internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of CGC’s risk management program. The Committee is hereby constituted with all the powers and duties conferred on it by the laws governing CGC and such powers and duties as may be conferred on it from time to time by resolution of the Board.

Member Qualifications, Appointment and Removal

The members of the Committee (the “Members”), and from amongst those Members, the Chairperson of the Committee, are appointed annually by the Board. The Board will appoint not less than three directors as Members.

No director who is an officer or employee of CGC (or any related entity of CGC) may be a Member. The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over CGC as may be in effect from time to time, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, Section 303A.02 of the NYSE Listed Company Manual (the “NYSE Manual”) and relevant rules of any other stock exchanges on which CGC’s shares are listed. In general, each Member must be free of any relationship with CGC that could or could reasonably be perceived to, in the opinion of the Board, interfere with the exercise of that director’s judgment as a Member.

All Members must be able to read and understand fundamental financial statements including CGC’s balance sheet, income statement and cash flow statement. At least one Member must have a professional accounting certification (or equivalent) or comparable experience and background that results in that Member’s financial sophistication.  At least one Member must satisfy the definition of “financial expert” as set out in Item 407 of Regulation S-K under the United States Securities Act of 1933, as amended.

Any Member may be removed or replaced at any time by the Board as needed. A Member shall cease to be a Member upon ceasing to be a CGC director. The Board will fill vacancies on the Committee by the appointment of other qualified directors.

Duties and Responsibilities

In general, the Committee performs a number of roles including (i) assisting directors to meet their responsibilities, (ii) providing better communication between directors and CGC’s external auditors, (iii) monitoring the independence and performance of the external auditors, (iv) increasing the credibility and objectivity of financial reports, (v) strengthening the role of the directors by facilitating in-depth discussions amongst directors, management and the external auditors, (vi) overseeing CGC’s compliance with legal and regulatory requirements, and (vii) overseeing the performance of CGC’s internal audit function.  The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of CGC’s shareholders, the relationship between CGC and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

a.	be directly responsible for recommending the selection and determining the compensation of the external auditor;
b.	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for CGC;
c.

establish procedures to monitor the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

d.	annually require the external auditors to identify the relationships that may affect its independence;
e.	establish procedures for review and approval of all audit and permitted non-audit services provided by external auditors;
f.	pre-approve all non-audit services to be provided to CGC or its subsidiaries by the external auditor, which pre-approval may be delegated to any Member;
g.	provide the external auditor with the opportunity to meet with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board; and
h.	review with the external auditor any audit problems or difficulties and management’s response.

Audit and Financial Reporting

The Committee is responsible for overseeing the audit and financial reporting process. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

a.	review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;
b.	review with both management and the external auditor the appropriateness and acceptability of CGC’s critical accounting policies and any proposed changes thereto;
c.

review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with CGC’s business, all alternative treatments of financial information with IFRS that have been discussed with management, the material assumptions made by management relating to them and their effect on CGC’s financial statements;

d.	question management and the external auditor regarding financial reporting issues discussed during the fiscal period;
e.	review any problems experienced by the external auditors in performing audits;
f.	review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;
g.	review and discuss the external auditor’s report with the external auditor and management;
h.

review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management’s response and follow up with respect to the identified weaknesses;

i.	review with management and with the external auditors, as appropriate, CGC’s financial statements, MD&A and annual and interim earnings press releases prior to their public dissemination;

j.

satisfy itself that adequate procedures are in place for the review of CGC’s public disclosure of financial information extracted or derived from CGC’s financial statements, other than the public dissemination referred to in (i) above;

k.	review with management CGC’s relationship with the regulators and the quality of its filings with the regulators;
l.	discuss CGC’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; and
m.	review with the General Counsel (“GC”) any current or anticipated litigation or legal activity that could have a material effect on CGC’s financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of a system of internal controls. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

a.	establish, monitor and review policies and procedures for internal accounting, financial control and management information (“Internal Controls”);
b.

establish procedures for: (i) the receipt, retention and treatment of complaints received by CGC regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by CGC employees of concerns regarding questionable accounting or auditing matters;

c.	monitor compliance with CGC’s Whistleblower Protection Policy and coordinate and review all investigations undertaken thereunder;
d.	consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;
e.	address, on a regular basis, any perceived shortcomings in the Internal Controls;
f.	review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;
g.	review and approve CGC’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
h.

prior to CGC entering into any Related Transaction, review the Related Transaction and recommend its approval or rejection. For the purposes of this Mandate, a “Related Transaction” means a business transaction or contract between CGC and a party in which a CGC director or officer has a direct or indirect interest. This direct or indirect interest could exist by virtue of the following: (i) the party is the director or officer; (ii) the director or officer, or their relative or spouse, is on the board of directors or is an officer of the party entering into such a business transaction with CGC; or (iii) the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with CGC;

i.	annually, review any ongoing Related Transactions and report to the Board; and
j.	obtain from management adequate assurances that all statutory payments and withholdings have been in compliance with relevant laws and regulations.

Internal Audit Functions

The Committee is responsible for overseeing the performance of CGC’s internal audit function.

Risk Management

The Committee is responsible for overseeing the process by which CGC assesses and manages risk. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

a.	identify risks inherent in CGC’s business (“Risks”);
b.	maintain policies and procedures that address the Risks on a reasonable, cost- effective basis;
c.

in conjunction with management, review, on an annual basis, all aspects of CGC’s risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including CGC’s use of financial risk management instruments);

d.	monitor compliance with environmental codes of conduct and legislation; and
e.	monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

a.	meet regularly with management to discuss any areas of concern to the Committee or management;
b.	consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard;
c.	annually review this Mandate and any other documents used by the Committee in fulfilling its duties and responsibilities;
d.

annually obtain and review a report by the external auditor describing: CGC’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of CGC, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by CGC, and any steps taken to deal with any such issues; and

e.	annually evaluate the performance of the Committee.

Meetings, Structure and Reporting

The Committee meets as required, but at least quarterly, typically, the day before the full Board to allow ample time for discussion. A majority of the Committee shall constitute a quorum. At all meetings of the Committee, every question shall be decided by a majority of the votes cast on the question.  The Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and GC shall attend Committee meetings upon the Committee’s request and, subject to the Committee requesting otherwise, the Corporate Secretary, or his designee, shall act as secretary at all Committee meetings. The audit partner from the external auditor will be invited to meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Chairperson

The Chairperson’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organisation and mechanisms are in place and are working effectively. More specifically, the Chairperson shall:

a.	chair meetings of the Committee;
b.	in consultation with the Chairperson of the Board, the Lead Director, the Members, the CFO and Corporate Secretary, set the agendas for the meetings of the Committee;
c.

in collaboration with the Chairperson of the Board, the Lead Director, the CEO, the CFO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

d.	assign work to Members;
e.	approve the expense report of the Chairperson of the Board;
f.

act as liaison and maintain communication with the Chairperson of the Board, the Lead Director and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee;

g.	provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate; and
h.	be available to the CFO one full business day per calendar quarter to provide advice and guidance.

Authority

The Committee shall have unrestricted access to CGC’s external auditors, CGC personnel and documents and shall be provided with the resources necessary to carry out its duties. The Committee may, in its sole discretion and at CGC’s expense, retain and agree to compensate independent counsel or advisors to assist with the performance of its duties.